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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

EON LABS, INC.
(Name of Subject Company)

EON LABS, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

(CUSIP Number of Class of Securities)
 29412E 10 0

William F. Holt
Eon Labs, Inc.
1999 Marcus Avenue
Lake Success, NY 11042
(516) 478-9700
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Steven A. Seidman, Esq. David K. Boston, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Robert E. Spatt, Esq. Patrick J. Naughton, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

        ☐    Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Item 1.    Subject Company Information.

  (a)    Name and Address.

        The name of the subject company is Eon Labs, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1999 Marcus Avenue, Lake Success, New York, 11042, and its telephone number is (516) 478-9700.

  (b)    Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Statement") relates is the common stock, par value $0.01 per share, of the Company ("Company Common Stock"). As of May 16, 2005, there were 88,895,564 shares of Company Common Stock issued and outstanding.

Item 2.    Identity and Background of the Filing Person.

  (a)    Name and Address.

        The filing person is the subject company. The Company's name, business address, and business telephone number are set forth in Item 1 above.

  (b)    Tender Offer to Purchase.

        This Statement relates to the tender offer by Zodnas Acquisition Corp. ("Merger Sub"), a Delaware corporation and an indirect wholly owned subsidiary of Novartis Corporation ("Novartis"), a New York corporation and an indirect wholly owned subsidiary of Novartis AG, a Swiss Company ("Parent"), to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $31.00 per share (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer"). Because the shares of Company Common Stock owned by Santo Holding (Deutschland) GmbH ("Santo") and Hexal AG ("Hexal") will be acquired pursuant to separate agreements with affiliates of Parent (as described below), effectively the Offer is being made for all of the issued and outstanding shares not held by Santo or Hexal. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Merger Sub and Novartis with the Securities and Exchange Commission (the "SEC") on May 23, 2005.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 20, 2005 (the "Merger Agreement"), by and among Novartis, Merger Sub, the Company and, solely with respect to its guarantee of Novartis' and Merger Sub's obligations thereunder, Parent. In connection with the execution of the Merger Agreement, Novartis, Santo, and, solely with respect to its guarantee of Novartis' and Merger Sub's compliance with covenants and obligations thereunder, Parent, entered into an Agreement for Purchase and Sale of Stock, dated as of February 20, 2005 (the "Santo Agreement") pursuant to which Novartis agreed to purchase, and Santo agreed to sell, all of the 60 million shares of Company Common Stock owned by Santo (the "Santo Shares", and such transaction the "Santo Purchase"), representing approximately 67.5% of the outstanding shares of Company Common Stock, for €1.3 billion in cash, plus interest from January 1, 2005 through the closing of the Santo Purchase at an annualized rate of 1% above the three-month Euro Interbank Offering Rate (EURIBOR), which on that day was equivalent to approximately $28.45 per share (based on the exchange rate and the interest rate provided for in the Santo Agreement, both as of the close of business on February 18, 2005, the most recent business day preceding the date of the Santo Agreement), on the terms and subject to the conditions set forth therein.

        The Offer is not conditioned upon any minimum number of shares being tendered, but is contingent upon the contemporaneous (or immediately subsequent) closing of the Santo Purchase pursuant to the Santo Agreement and satisfaction of all applicable legal requirements. The closing of the Santo Purchase is conditioned on, in addition to certain customary conditions, the closing of the Hexal Purchase (as defined below) and subject to the receipt of applicable regulatory approvals, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Following the completion of the Offer and the purchase of the Santo Shares, if a majority of the shares of Company Common Stock other than those held by Santo (the "Public Shares") are purchased in the Offer, then, in accordance with the Delaware General Corporation Law (the "DGCL"), Merger Sub will be merged with and into the Company (the "Merger"), and any remaining shares of Company Common Stock will be acquired by Merger Sub. At the effective time of the Merger, each issued and outstanding share of Company Common Stock (other than shares owned by Parent or any of its subsidiaries (including Merger Sub) (other than in a fiduciary capacity), any shares held in the treasury of the Company and shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive an amount equal to the Offer Price (the "Merger Consideration"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Novartis.

        In connection with the execution of the Merger Agreement and the Santo Agreement, Novartis (Deutschland) GmbH, an affiliate of Parent, Parent (as guarantor) and certain members of the Strüngmann family entered into a Share and Partnership Interest Sale and Transfer Agreement (the "Hexal Agreement"), relating to the acquisition of Hexal (the "Hexal Purchase").

        A copy of the Merger Agreement is attached hereto as Exhibit (e)(1) and is incorporated herein by reference in its entirety, and a copy of the Offer to Purchase is attached hereto as Exhibit (a)(2) and is incorporated herein by reference in its entirety. The Form of Letter of Transmittal is attached hereto as Exhibit (a)(3).

        Novartis has formed Merger Sub in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Novartis and Merger Sub are located at 608 Fifth Avenue, New York, NY 10020.

Item 3.    Past Contracts, Transactions, Negotiations and Agreements.

        In considering the recommendations of the Board of Directors of the Company (the "Board") and a special committee of independent directors of the Board not affiliated with Santo (the "Special Committee") with respect to the Offer, the Merger and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, holders of Public Shares should be aware that certain directors of the Company have interests in the Offer and the Merger which are described below and in the sections of the Offer to Purchase listed below and which may present them with certain potential conflicts of interest.

        Such agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers and between the Company and Novartis and Merger Sub are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement"), that is attached as Annex I to this Statement, filed as Exhibit (e)(4) and incorporated in this Statement by reference. Except as described in this Statement (including in the Annexes and Exhibits to this Statement) or in the Information Statement or as incorporated in this Statement by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company' executive officers, directors or affiliates or (ii) Novartis, Merger Sub or their respective executive officers, directors or affiliates.

  (a)    Agreements with Novartis.

        The Merger Agreement.    The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 12(b) and 15, respectively, of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

        The Santo Agreement.    The summary of the Santo Agreement contained in Section 12(c) of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Santo Agreement, which has been filed as Exhibit (e)(2) to this Statement and is incorporated in this Statement by reference.

        YOU SHOULD NOT RELY UPON THE REPRESENTATIONS AND WARRANTIES IN THE MERGER AGREEMENT OR THE SANTO AGREEMENT OR THE DESCRIPTION OF THEM IN THIS STATEMENT AS STATEMENTS OF FACTUAL INFORMATION ABOUT PARENT, NOVARTIS, MERGER SUB, SANTO, THE COMPANY OR ANY OTHER PERSON OR ENTITY.

        THESE REPRESENTATIONS AND WARRANTIES WERE MADE BY THE RESPECTIVE PARTIES ONLY FOR PURPOSES OF THE MERGER AGREEMENT AND THE SANTO AGREEMENT, WERE MADE SOLELY TO THE RESPECTIVE PARTIES IN EACH SUCH AGREEMENT AS OF THE DATE OF EACH SUCH AGREEMENT AND ARE SUBJECT TO MODIFICATION OR QUALIFICATION BY OTHER DISCLOSURES MADE IN CONNECTION THEREWITH.

        The Confidentiality Agreement.    The Company and Novartis entered into a confidentiality agreement (the "Confidentiality Agreement"), dated as of February 11, 2005, in connection with the consideration of a possible negotiated transaction regarding the acquisition by Novartis of the Company Common Stock. Under the Confidentiality Agreement, Novartis agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company, and the Company agreed, subject to certain exceptions, to keep confidential any non-public information concerning a potential transaction with Novartis. The Merger Agreement provides that upon consummation of the Offer, if less than a majority of the Public Shares are tendered in the Offer, the Confidentiality Agreement, which currently restricts the ability of Novartis and its affiliates to acquire Public Shares without the prior approval of a majority of the Special Committee and of the Company's Board, will be amended to provide that Novartis and Merger Sub will be permitted to make acquisitions of Public Shares that are voluntary to the holders of Public Shares (such as by means of legally permissible open market purchases or tender offers), but, prior to February 11, 2006, Novartis will not be permitted to cause a merger transaction (or other business combination) to be effected which would cancel Public Shares unless (i) a majority of the outstanding Public Shares vote in favor of such a transaction or (ii) Novartis and its subsidiaries, at that time, own at least 90% of the outstanding Company Common Stock; provided, that the consideration to be received by the holders of Public Shares in any such transaction described in (ii) above must be at least equal to the Offer Price. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Merger Agreement and the Confidentiality Agreement, which have been filed as Exhibit (e)(1) and Exhibit (e)(3), respectively, to this Statement and are incorporated in this Statement by reference.

        Representation on the Company's Board of Directors.    Subject to compliance with applicable law, from and after the consummation of the Offer, Novartis shall be entitled to designate each member of the Company's Board, and the Company shall promptly take all actions necessary to cause Novartis' designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors and, prior to the consummation of the Offer, removing any potential restrictions on the ability of any Novartis designees to serve on the Company's Board; provided, that if Novartis has purchased in the Offer (including any subsequent offering period) at least a majority of the Public Shares then, until the effective time of the Merger, Novartis and Merger Sub must allow the members of the Special Committee or their designees, who will be deemed the "Special Committee" for all purposes of the Merger Agreement, to remain on the Company's Board; provided, further, that if both of the members of the Special Committee are unable or unwilling to remain on the Company's Board and neither has designated a replacement, Novartis will be permitted to replace such members with other independent directors who will be deemed the "Special Committee" for all purposes of the Merger Agreement; provided, however, that such independent directors designated by Novartis will not have the authority to reduce the Merger Consideration. The Company's obligations to appoint Novartis' designees to the Company's Board are also subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

        (b)    Effects of the Offer and the Merger under the Company' Stock Option Plans and Agreements and Arrangements Between the Company and its Executive Officers, Directors and Affiliates.

        Stock Options.    The summary of the treatment of stock options under the Merger Agreement contained in Section 12(b) of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

        Employment Agreements.    Employment agreements, dated as of February 11, 2005, that contain severance provisions are in effect between the Company and several of its executive officers. These executive officers include Bernhard Hampl, Ph.D, Jeffrey S. Bauer, Ph.D., Pranab K. Bhattacharyya, Ph.D., Sadie M. Ciganek, William B. Eversgerd, David H. Gransee, William F. Holt, Frank J. Della Fera, Rathnam Kumar and Shashank Upadhye.

        If, following a change of control, the employment of any of these executive officers is terminated by the Company or the Surviving Corporation without cause (other than, in the case of certain executive officers, by expiration of the specified employment term, by reason of death or disability), or by the executive for good reason, he or she: (i) will receive a lump-sum cash payment equal two (2) times (one (1) time for Mr. Upadhye) (x) his or her then-current base salary, and (y) the bonus paid (or payable if not yet paid) to him or her during the year prior to such termination; (ii) will receive a lump-sum payment equal to twenty-four (24) times (twelve (12) times for Mr. Upadhye) the monthly cost of health benefits; and (iii) all outstanding options then held by him or her shall immediately vest and be fully exercisable as of the date of such termination. Certain of the agreements contain one year non-competition and non-solicitation provisions following a termination of employment. Certain executive officers are entitled to additional payments in the event that payments or benefits made or provided by the Company are subject to the tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended or any similar tax. This summary of the employment agreements above is qualified in its entirety by reference to the employment agreements themselves, which have been filed as Exhibits 10.1 through 10.10 to the Company's Form 8-K filed with the SEC on February 17, 2005.

        Employment Arrangement between Novartis and Company Executive Officer.    Following the consummation of the Offer, Bernhard Hampl, Ph.D., Chief Executive Officer and a director of the Company, will serve as Chief Executive Officer of Sandoz U.S., Novartis' United States generic pharmaceutical business.

        Indemnification; Directors' and Officers' Insurance.    Under the Merger Agreement, Novartis has agreed that the certificate of incorporation and bylaws of the Surviving Corporation will, with respect to indemnification and exculpation of all present and former directors, officers and employees, not be amended or repealed or otherwise modified for a period of six years after the consummation of the

Offer in any manner that would adversely affect the rights thereunder of all such persons. For six years after consummation of the Offer, the Surviving Corporation will provide officers' and directors' liability insurance (including for acts or omissions occurring in connection with the Merger Agreement and the consummation of the transactions contemplated thereby) covering each person who was covered under such policies as of the date of the Merger Agreement by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided, that in satisfying its obligation with respect to the maintenance of insurance, the Surviving Corporation will not be required to expend in any one year an amount in excess of 200% of the current annual premium paid by the Company for such insurance and if the Surviving Corporation is unable to obtain the required insurance for less than such maximum amount, it will obtain a policy with the greatest coverage available for a cost not exceeding the such maximum amount. In addition, the Company may, after consultation with Novartis, and will at Novartis' request, purchase a six-year "tail" prepaid policy prior to the consummation of the Merger on terms and conditions no less advantageous to the indemnified parties than the existing directors' and officers' liability insurance maintained by the Company; provided, that the amount paid by the Company for this "tail" coverage will not exceed six times the maximum annual amount referred to in the immediately preceding sentence. If such a "tail" prepaid policy has been obtained by the Company prior to the closing of the transactions contemplated under the Merger Agreement, the Surviving Corporation will, and Novartis will cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and the obligations referenced in the second sentence of this paragraph will terminate.

        The foregoing summary of the indemnification and directors' and offices' insurance provisions under the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

  (c)    Interests of Certain Persons in the Offer and the Merger.

        Majority Stockholder.    Thomas Strüngmann, Ph.D., the Chairman of the Board of the Company, is the Co-Chief Executive Officer and Co-President and an indirect significant stockholder of Hexal, and an indirect significant stockholder and officer of Santo (which owns 60,000,000 shares of Company Common Stock). Hexal is a privately held entity, which owns 137,122 shares of Company Common Stock, representing ownership of approximately 0.15% of the Company's outstanding Company Common Stock. Therefore, Dr. Thomas Strüngmann may be deemed to be the beneficial owner of 60,137,122 shares of Company Common Stock, representing ownership of approximately 67.5% of the Company's outstanding capital stock.

        Transactions with Hexal.    The Company has a strategic relationship with Hexal. The Company's transactions with Hexal are described in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 16, 2005, under the heading "Certain Relationships and Related Transactions." The Form 10-K is incorporated in this Statement by reference and the summary contained therein is qualified in its entirety by reference to the agreements themselves, which have been filed as Exhibits 10.4, 10.11 and 10.12 to the Company's Registration Statement on Form S-1/A (Reg. 333-83638), filed with the SEC on April 5, 2002.

        Novartis Litigation.    In August 2000, Novartis filed a complaint in the United States District Court for the District of Delaware alleging, among other things, that the Company's generic Cyclosporine product infringes a patent owned by Novartis. In December 2002, the United States District Court for the District of Delaware granted the Company's motion for summary judgment of non-infringement of the patent. In April 2004, the United States Court of Appeals for the Federal Circuit affirmed the judgment of the Delaware district court that the Company's generic Cyclosporine product does not infringe Novartis' patent. Novartis' request for a rehearing by the United States Appeals Court is pending.

        The information contained in Section 10 of the Offer to Purchase is incorporated herein by reference.

        The Special Committee and the Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation—Reasons for the Recommendation of the Board and Special Committee."

Item 4.    The Solicitation or Recommendation.

  (a)    Recommendation of the Board and the Special Committee.

        After careful consideration, including a thorough review of the Offer with their respective advisors, the Board, at a meeting held on February 20, 2005, and the Special Committee, at a meeting held on February 19, 2005, (i) determined by unanimous vote of all its members that each of the transactions contemplated by the Merger Agreement, including each of the Offer and the Merger, is fair to and in the best interests of the Company and its stockholders other than Santo; (ii) approved the purchase of the Santo Shares pursuant to the Santo Agreement, the Offer and the Merger in accordance with the DGCL; (iii) determined to recommend acceptance and approval of the Offer and adoption of the Merger Agreement by the Company's stockholders; and (iv) agreed to take all other action within the Board of Directors' and the Special Committee's power to render Section 203 of the DGCL, if applicable, inapplicable to the Santo Purchase, the Offer and the Merger. The Board and the Special Committee each recommend that the holders of Public Shares accept the Offer and tender their shares of Company Common Stock in the Offer.

        A letter communicating the Board's recommendation to you and a press release announcing the execution of the Merger Agreement are filed as Exhibits (a)(1) and (a)(5), respectively, to this Statement and are incorporated herein by reference.

  (b)    Reasons.

        Background.    On an ongoing basis, the Company and the Board, with their legal and financial advisors, review and evaluate strategic opportunities and alternatives with a view to enhancing stockholder value.

        During the second half of 2004, Dr. Thomas Strüngmann met with various representatives of Novartis AG's group of companies (collectively, for purposes of this Item, "Novartis") to discuss the possible acquisition of Hexal and the Santo Shares by Novartis.

        On Monday, November 8, 2004, Raymond Breu, Ph.D., the Chief Financial Officer of Parent, called Dr. Hampl to arrange an introductory meeting.

        On Tuesday, November 16, 2004, Dr. Hampl met with Dr. Breu and certain other representatives of Novartis and discussed public information regarding the Company's business.

        On December 17, 2004, Dr. Hampl had a conference call with representatives of Novartis to discuss public information regarding the Company's research and development strategy and product pipeline.

        On Sunday, January 30, 2005, Dr. Thomas Strüngmann, Dr. Andreas Strüngmann and Novartis International AG ("Novartis International") entered into a non-binding Memorandum of Understanding (the "MOU") which provided for, among other things, the purchase by Novartis International or one of its affiliates of Hexal and for the proposed acquisition of the Company, subject to approval by the Company's Board and the independent directors, including the acquisition of the Santo Shares by Novartis International or its affiliates for an aggregate price of €1.3 billion cash, which on that day was the equivalent of approximately $28.25 per share (based on the exchange rate as of the close of business on January 28, 2005, the most recent business day).

        On Monday, January 31, 2005, a special meeting of the Board was convened in order to discuss the proposed acquisition of the Company by Novartis. Dr. Thomas Strüngmann informed the Board that he had had discussions with a number of potential buyers of Hexal and the Santo Shares and that in his view Novartis was the only party that was willing and able to acquire both Hexal and the Company at acceptable prices (and that in fact, no other party had shown interest in buying the Company). Dr. Strüngmann reported that Novartis was interested in acquiring: (i) all of the Santo Shares and (ii) all of the Public Shares (together, the "Proposed Transaction"), along with all of the issued and outstanding shares of Hexal. The Board was informed that Novartis was preparing to make a formal offer with respect to the Public Shares. The Board appointed the Special Committee to evaluate the terms and conditions of the Santo Purchase and the Proposed Transaction. The Board granted the Special Committee power and authority to negotiate the terms and conditions of the Proposed Transaction and determine on behalf of the full Board and the Company whether the Proposed Transaction was fair to and in the best interest of the Company and its stockholders other than Santo. The Board authorized the Special Committee to engage financial and legal advisors to assist it in carrying out its responsibilities and to take all other actions as may be necessary and appropriate in order for the Special Committee to discharge its duties. The Board delegated full power and authority to the Special Committee to approve or reject the Proposed Transaction. The Board further resolved that it would not authorize or recommend the Proposed Transaction for approval without a prior favorable recommendation of the Proposed Transaction by the Special Committee.

        Also on January 31, 2005, Dr. Breu called Dr. Hampl and Mr. Patterson and informed them of Novartis' desire to acquire the Public Shares and to conduct due diligence on the Company. Dr. Hampl stated that Novartis and the Company would have to enter into a confidentiality agreement prior to the commencement of due diligence.

        On Tuesday, February 1, 2005, the Special Committee conducted interviews and received presentations from several investment banks seeking to act as financial advisor to the Special Committee.

        On Wednesday, February 2, 2005, at a meeting of the Special Committee, the Special Committee discussed, among other things, the role and responsibilities of an independent negotiating committee in connection with a transaction such as the Proposed Transaction, appropriate strategies for negotiations with Novartis and issues relating to a confidentiality agreement with Novartis. Also on February 2, 2005, the Special Committee retained Simpson Thacher & Bartlett LLP ("Simpson Thacher") to act as the Special Committee's legal counsel. Later that day, Novartis sent a draft Confidentiality Agreement to the Company.

        On Thursday, February 3, 2005, Novartis sent a due diligence request list to the Company.

        Also on February 3, 2005, the Company, after consultation with the Special Committee, Willkie Farr & Gallagher LLP ("Willkie Farr"), counsel to the Company, and Simpson Thacher delivered comments on the Confidentiality Agreement to Novartis. Among other things, these comments sought a "standstill" agreement from Novartis, whereby Novartis would be prohibited from acquiring shares of Company Common Stock (including the Santo Shares) without the prior approval of the Board and the Special Committee.

        On Friday, February 4, 2005, upon the request of the Special Committee, the Special Committee received a non-binding indication of interest letter from Novartis in which Novartis proposed to acquire the Public Shares at a per share price of between $25.00 and $28.00. The closing price of the Company Common Stock that day was $24.75.

        Also on that day, the Company received from Shearman & Sterling, LLP ("Shearman & Sterling"), counsel to Novartis, a revised draft of the Confidentiality Agreement, which provided for no restriction on Novartis' ability to acquire the Santo Shares and further provided that, if and when the Santo Shares were acquired by Novartis, Novartis would be permitted to acquire the Public Shares.

        After careful consideration of the investment banks interviewed, the Special Committee retained Merrill Lynch & Co. ("Merrill Lynch") on that day to act as financial advisor to the Special Committee. In addition, the Special Committee retained Potter Anderson & Corroon, LLP ("Potter Anderson") to act as Delaware counsel to the Special Committee.

        Over the next several days, the Special Committee discussed Novartis' indication of interest letter with Merrill Lynch, Simpson Thacher and Potter Anderson. The Special Committee, after consultation with its financial and legal advisors, believed that the price range offered by Novartis with respect to the Public Shares was unacceptable. In addition, the Special Committee and its advisors discussed their belief that it was important for the Confidentiality Agreement to include a standstill or other protection for the holders of the Public Shares as the failure to include such a provision could result in the acquisition of the Public Shares in a transaction that was not approved by the Board and the Special Committee. This concern was heightened by the fact that counsel for Novartis communicated to Willkie Farr its view that the acquisition of the Santo Shares by Novartis would fall within an exception to Section 203 of the DGCL.

        On Sunday, February 6, 2005, Simpson Thacher, at the direction of the Special Committee, contacted Shearman & Sterling to communicate the Special Committee's continued desire to include a standstill or other protection for the holders of the Public Shares in the Confidentiality Agreement, consistent with oral communications from Novartis that its preferred course of action was to acquire the Santo Shares in connection with an acquisition of the Public Shares in a transaction that was approved by the Board and the Special Committee. At that time, Shearman & Sterling informed Simpson Thacher that it was not authorized to agree to a standstill and that Novartis would, under certain circumstances, consider acquiring only Hexal and the Santo Shares and not the Public Shares.

        On Monday, February 7, 2005, representatives of Novartis arrived in New York to conduct due diligence of the Company's non-public information. The Company did not permit the representatives to commence this due diligence because the Confidentiality Agreement had not been executed, although representatives of Novartis were permitted to commence tours of the Company's plants. Representatives of Novartis communicated to the Special Committee that a standstill with respect to the Santo Shares would be unacceptable to Novartis and that they were frustrated by the Company's delay in providing non-public information.

        Also on February 7, 2005, the Special Committee held a meeting to discuss the indication of interest letter and the draft Confidentiality Agreement. The Special Committee and its advisors discussed, among other things, the lack of a standstill provision in the draft Confidentiality Agreement and Novartis' position with respect to the inapplicability of Section 203 of the DGCL to the Proposed Transaction. The Special Committee discussed the potentially negative impact on the Company and its public stockholders if Novartis were to purchase the Santo Shares without seeking to acquire the Public Shares. The Special Committee also discussed European press reports that Novartis was rumored to be in discussions to acquire Hexal and that there was some speculation by the press regarding a related acquisition of the Company. In light of these reports and the perceived pressure that they might put on Novartis and the Strüngmann family to announce a deal to acquire Hexal more quickly than had previously been anticipated, the Special Committee considered what impact a sale of Hexal (with or without a concurrent sale of the Santo Shares) without a sale of the Public Shares would have on the Company, including the potential impact on the Technology Agreement, dated March 20, 2002, between Hexal and the Company, and, based on discussions with Novartis, the possibility that Hexal would elect to terminate or allow the Technology Agreement to expire pursuant to its terms as well as the likelihood that, even if it were not terminated, many of the benefits of the Technology Agreement may no longer be available to the Company if Hexal no longer shared a majority stockholder with the Company.

        Later that day, Merrill Lynch, at the direction of the Special Committee, communicated to Goldman, Sachs & Co., financial advisor to Novartis, the Special Committee's rejection of the price range for the Public Shares referenced in Novartis' indication of interest letter.

        During the week of February 7, 2005, negotiations continued regarding the Confidentiality Agreement, including provisions for a contractual commitment by Novartis to a minimum price floor for an acquisition of the Public Shares if it commenced an acquisition of the Santo Shares without the Special Committee's and the Board's approval.

        On Tuesday, February 8, 2005, the Special Committee met to discuss whether the Special Committee had received sufficient authority from the Board (and related powers of the Board) to effectively respond to Novartis' offer, in particular, the ability to adopt a stockholder rights plan (often known as a "poison pill") if circumstances were sufficiently extreme to warrant such an interference with the right of a majority stockholder to transfer its shares. In light of the assertions by Novartis that the acquisition of the Santo Shares would fall within an exception to Section 203 of the DGCL, the Special Committee wanted to be certain it could respond to the fullest extent permitted under Delaware statutory law in the event that Novartis determined to proceed with its acquisition of the Santo Shares without making some appropriate offer for the Public Shares. The Special Committee recognized that its ability to respond was limited by the fact that the Company's majority stockholder had concluded that the Novartis offer was the best offer available. The Special Committee determined that it would request that the Board grant them this broad power with respect to the Proposed Transaction by adopting additional resolutions that permitted the Special Committee to adopt a poison pill. It also was determined that Mr. Patterson of the Special Committee would ask Dr. Thomas Strüngmann for his agreement not to sell the Santo Shares to Novartis without the prior approval of the Special Committee.

        Also on February 8, 2005, Dr. Breu called Mr. Patterson to express his concern with the fact that his diligence team had still not been given access to non-public information and indicated that he was contemplating recalling them from New York.

        On Wednesday, February 9, 2005, the Special Committee held a meeting to review the current proposal from Novartis for the draft Confidentiality Agreement. Based on conversations with representatives of Novartis, the Special Committee believed that Novartis would not agree to raise its offer price until it was allowed to commence due diligence of the Company's non-public information, which the Special Committee believed should not begin until the parties agreed to a Confidentiality Agreement that protected the holders of the Public Shares if the Santo Shares were acquired by Novartis. Counsel to the Special Committee reported that it had been advised by Novartis' counsel that, in the view of Novartis' counsel, the acquisition of the Santo Shares by Novartis would fall within an exception to Section 203 of the DGCL and Novartis was therefore prepared to enter into a transaction to acquire the Santo Shares without seeking the approval of the Special Committee and the Board. In addition, Dr. Thomas Strüngmann informed Mr. Patterson that Dr. Breu had advised Dr. Strüngmann that Novartis might consider acquiring Hexal, whether or not it also acquired the Company.

        Also on February 9, 2005, at a special meeting of the Board, the Board discussed the impact on the Company of a potential two-step transaction whereby Novartis would first purchase Hexal and the Santo Shares without approval by the Board and the Special Committee, and subsequently would purchase the Public Shares either in the open market or through a tender offer. The Board discussed the impact on the holders of the Public Shares if Novartis were to acquire Hexal without also acquiring the Company. The Board approved specific resolutions regarding the delegation of duties and powers to the Special Committee and that permitted the Special Committee to adopt a poison pill.

        During the Board meeting on February 9, 2005, Mr. Karp detailed to the Board the tenor of the recent negotiations between the Special Committee and Novartis. Mr. Karp explained that the Special

Committee's ability to deny due diligence access to Novartis was a critical negotiating bargaining lever through which the Special Committee could assert the minority stockholders' interests. Mr. Patterson, on behalf of the Special Committee, informed Dr. Thomas Strüngmann that if he intended to enter into an agreement with Novartis to sell the Santo Shares without the Special Committee's approval, the Special Committee would consider taking actions it considered to be appropriate in order to protect the Company, such as removing him as Chairman of the Board in order to enhance the applicability of Section 203 of the DGCL to the Proposed Transaction and/or considering adopting a poison pill that would be triggered upon the sale of the Santo Shares. Dr. Strüngmann noted that in his negotiations with Novartis on behalf of Santo, Novartis indicated that it desired ultimate control of all of the Company Common Stock and might not be interested in the purchase of the Santo Shares without effectuating a purchase of the minority. Mr. Patterson then indicated that, in its negotiations with the Special Committee, Novartis had indicated its willingness to go ahead with the purchase of Hexal and/or the Santo Shares without the minority if the parties could not reach an agreement with respect to the acquisition of the Public Shares. Dr. Thomas Strüngmann reiterated his desire to conduct the sale of the Santo Shares and the Public Shares in a concurrent transaction with Board and Special Committee approval and agreed that he would not enter into an agreement to sell only the Santo Shares without prior notification to the Board. Each of the members of the Board agreed that it would be in the interest of Novartis, Santo and the public stockholders if the execution of definitive agreements relating to the acquisition of Hexal and all of the Company Common Stock were to be completed simultaneously.

        On Thursday, February 10, 2005, at a special meeting of the Board, the Special Committee stated that it had determined that it was appropriate to break the impasse and address the risk that Novartis would withdraw its diligence team and possibly proceed with a transaction that did not include the Public Shares by putting forth a proposal to Novartis for the acquisition of the Public Shares. Mr. Karp requested that Dr. Thomas Strüngmann relay a proposal to Novartis on the Special Committee's behalf, which involved Novartis commencing a tender offer to purchase any and all Public Shares at a price of $32.50 per Public Share, which would close simultaneously with the sale of the Santo Shares and be followed, if more than 50% of the Public Shares were tendered in the tender offer, by a merger in which the non-tendering stockholders would receive the same per share consideration. Mr. Patterson requested Dr. Strüngmann to execute a standstill agreement with regard to his controlling interest in the Company. The Board discussed the implications of the potential implementation of defensive measures by the Special Committee designed to protect the minority stockholders, including the potential implementation of a poison pill in connection with a unilateral sale of the Santo Shares, particularly if it were done without any protection being in place for the Public Shares. Following this meeting, the Special Committee suggested to Dr. Thomas Strüngmann that one way for the Public Shares to receive a greater per share consideration would be for Santo to agree to fund a portion of the price increase by accepting a decrease in the amount being paid per Santo Share.

        Subsequently, after communicating the Special Committee's proposal to Novartis, Dr. Thomas Strüngmann advised Mr. Patterson that the Strüngmann family would not agree to a standstill for the Santo Shares. He also advised the Special Committee that Novartis had informed him that Novartis was willing to proceed with the acquisition of Hexal and possibly also the Santo Shares without acquiring the Public Shares if Novartis and the Special Committee could not agree on a price for the Public Shares.

        Negotiations between Simpson Thacher and Wachtell, Lipton, Rosen & Katz ("Wachtell, Lipton"), counsel to Novartis, regarding the draft Confidentiality Agreement continued through Thursday night, February 10, 2005. Novartis ultimately agreed that, in exchange for the Company's agreement to permit Novartis to commence due diligence, Novartis would commit to a "tag along" provision to protect the holders of Public Shares. Pursuant to the "tag along", if Novartis purchased the Santo Shares in a transaction that the Special Committee and the Board did not approve, then Novartis would thereafter be obligated to make, prior to February 11, 2006, a tender offer (subject only to limited conditions) for the Public Shares at the same price as was paid for the Santo Shares and, if a majority of the Public Shares accepted such tender offer, complete a merger in which the remaining Public Shares would receive the same consideration. In the event that less than a majority of the Public Shares accepted a tender offer in these circumstances, (i) the tendering stockholders would be paid for their shares, (ii) no non-tendering stockholders would be forced to sell and (iii) Novartis would be subject to a standstill with respect to the non-tendering Public Shares until February 11, 2006. The Confidentiality Agreement was executed on February 11, 2005 and Novartis commenced its due diligence on non-public Company information on that date. At the request of the Special Committee, Novartis confirmed that it had no intention of reducing the amount that it would pay for the Santo Shares in return for an increase in other consideration to be paid to the owners of the Santo Shares and, were Novartis to do so, the tender offer price for the Public Shares would not be reduced.

        From Thursday, February 10 through Saturday, February 12, 2005, representatives of Merrill Lynch met with members of the Company's senior management to discuss the Company's business and to assess its financial situation. On Sunday, February 13, 2005, representatives of Merrill Lynch also met with Dr. Thomas Strüngmann and members of Hexal management in Germany to discuss Hexal's business.

        On Friday, February 11, 2005, at a special meeting of the Board, Dr. Thomas Strüngmann updated the Board on negotiations between Hexal and Santo on the one hand and Novartis on the other, and the Special Committee updated the Board on developments with respect to some of its conversations with Novartis. Mr. Patterson reiterated that if Dr. Strüngmann finalized a deal with Novartis that in any way was not in the best interest of the public stockholders or if the Special Committee otherwise believed that Novartis or Dr. Strüngmann were planning on treating the public stockholders unfairly, the Special Committee very well may take actions adverse to Dr. Strüngmann's interests. The Board noted the recent fluctuations in the Company's stock price, potentially as a result of news reports regarding the potential sale of Hexal in Germany and speculation by the press regarding a related acquisition of the Company.

        Later that day, the Special Committee held a meeting at which it discussed with its advisors the appropriate approach to the draft merger agreement that was expected from Novartis' counsel over the weekend. The Special Committee also took action to enhance the applicability of Section 203 of the DGCL to any potential acquisition by Novartis of the Santo Shares by adopting a resolution to remove Dr. Thomas Strüngmann as Chairman of the Board, effective immediately prior to his reaching any agreement with Novartis to sell the Santo Shares without the Special Committee's approval. The Special Committee also considered whether it was necessary at this time to consider the implementation of a poison pill and concluded that because of the protections afforded by the Confidentiality Agreement and Section 203 of the DGCL (in light of the actions taken to enhance its applicability, as described above), the threat posed to the Company did not at this time justify the implementation of a poison pill.

        On February 13, 2005, Wachtell, Lipton delivered a draft merger agreement that contemplated, among other things and subject to further diligence, a two-step transaction in which Novartis would commence a tender offer for all of the Public Shares, with no minimum condition.

        On Monday, February 14, 2005, the Special Committee held a meeting at which Merrill Lynch gave a brief oral preliminary valuation analysis of the Company. Simpson Thacher briefed the Special Committee on the draft merger agreement and discussed the appropriate response to the draft. Later that day, Simpson Thacher, Willkie Farr and Potter Anderson delivered comments on the merger agreement to Wachtell, Lipton.

        Commencing on February 14, 2005 and through the execution of the Merger Agreement on February 20, 2005, on behalf of the Company, the Special Committee and Novartis, attorneys from

Willkie Farr, Simpson Thacher and Wachtell, Lipton negotiated the terms of the Merger Agreement, including the representations and warranties, covenants and conditions to closing.

        On Tuesday, February 15, 2005, the Special Committee held a meeting at which representatives of Merrill Lynch presented an extensive preliminary analysis of the fairness of the Proposed Transaction at varying levels of price. Simpson Thacher and Potter Anderson discussed with the Special Committee its fiduciary duties and updated the Special Committee on the ongoing discussions with Wachtell, Lipton regarding the terms of the draft merger agreement. Later that day, Goldman Sachs, on behalf of Novartis, offered a price of $28.50 per Public Share in a communication with Merrill Lynch, which Merrill Lynch indicated was below the level that the Special Committee would approve.

        On Wednesday, February 16, 2005, Goldman Sachs reported to Merrill Lynch that Novartis was willing to increase the price per Public Share to $29.00. Merrill Lynch indicated that this price was still too low.

        Also on February 16, 2005, at a special meeting of the Board, Dr. Thomas Strüngmann updated the Board on negotiations between Hexal and Santo on the one hand and Novartis on the other, and the Special Committee updated the Board on developments with respect to some of its conversations with Novartis.

        On Thursday, February 17, 2005, Dr. Breu called Mr. Patterson to discuss the Special Committee's unwillingness to respond to Novartis' successive increases in the price they were offering per Public Share by lowering the Special Committee's asking price and indicated that Novartis would never agree to pay $32.50. Mr. Patterson indicated that the Special Committee viewed Novartis' price increases as insufficient but that the Special Committee would consider $32.25 per Public Share.

        On Friday, February 18, 2005, Dr. Breu called Mr. Patterson to explain the primary factors determining Novartis' view of a fair price and why a price of $32.25 was not acceptable. Dr. Breu then indicated that Novartis was willing to increase the price to $29.50. Mr. Patterson indicated that this price was still, in his view, too low but that he would communicate it to the Special Committee and the Board. At a meeting of the Special Committee that day, the Special Committee concluded that the $29.50 price was too low but that a counteroffer at the level of $31.75 would be appropriate.

        Also on February 18, 2005, at a special meeting of the Board, Dr. Thomas Strüngmann updated the Board on negotiations between Hexal and Santo on the one hand and Novartis on the other, including the fact that Hexal, Santo and Novartis were aiming to announce a transaction on the following Monday, and the Special Committee updated the Board on developments with respect to some of its conversations with Novartis. Later that day, Dr. Thomas Strüngmann, at the request of the Special Committee and on behalf of the Board, relayed to Dr. Daniel Vasella, chief executive officer of Novartis, that the $29.50 price level was too low. Mr. Patterson also conveyed to Dr. Breu later in the day that the Special Committee would be willing to consider an offer of $31.75 per Public Share and was interested in discussing the potential transaction with Dr. Vasella.

        At a breakfast meeting on Saturday, February 19, 2005, Mr. Patterson discussed with Dr. Vasella the reasons why Novartis' offer of $29.50 per Public Share was an insufficient price. Dr. Vasella indicated to Mr. Patterson that if the Special Committee and the Board were unable to come to an agreement with Novartis on the price to be paid for the Public Shares, Novartis would attempt to proceed with a transaction to acquire the Santo Shares and the shares of Hexal, leaving the holders of Public Shares with the prospect of having their shares acquired by Novartis pursuant to a transaction, the terms of which would be limited only by the Confidentiality Agreement. At the end of this meeting, Dr. Vasella indicated that Novartis would be willing to increase its offer for the Public Shares to $31.00 and that this was Novartis' best and final price. Mr. Patterson agreed to present this offer to the Special Committee for consideration. At 10:00 p.m. that night, the Special Committee held a meeting at which it received an updated financial presentation from Merrill Lynch and summaries of the key transaction documents from Simpson Thacher. At this meeting, Merrill Lynch delivered its oral opinion to the Special Committee that, as of such date and, based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the holders of the Public Shares in the Offer and the Merger is fair from a financial point of view to such holders. After discussing the Proposed Transaction at length and considering the alternatives available to the Special Committee, the Special Committee unanimously approved the Proposed Transaction and resolved to recommend the Proposed Transaction to the Board.

        On Sunday, February 20, 2005, Merrill Lynch delivered its written opinion to the Special Committee that, as of such date and, based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the holders of the Public Shares in the Offer and the Merger is fair from a financial point of view to such holders.

        At 10:00 a.m. on February 20, 2005, the Board convened a special meeting in order to discuss the final offer of $31.00 per Public Share by Novartis in the Proposed Transaction. The Board considered the Special Committee's report, presentation and recommendation of the $31.00 per Public Share offer price. Willkie Farr discussed with the Board the key transaction documents and its fiduciary duties under Delaware law. After discussion of the Proposed Transaction, the Board unanimously approved the Proposed Transaction.

  Reasons for the Recommendation of the Board and the Special Committee.

        The Special Committee.    In evaluating the Offer, the Special Committee relied on its knowledge of the business, financial condition and prospects of the Company as well as consultation with its financial and legal advisors. In view of the wide variety of factors considered in connection with the evaluation of the Offer, the Special Committee did not find it practicable to and did not attempt to quantify, rank or otherwise assign relative weight to the specific factors it considered in reaching its determination. In addition, individual members of the Special Committee may have given different weight to different factors. The reasons for the Special Committee's recommendation that the stockholders of the Company accept the Offer include the following:

  Financial and Business Prospects of the Company

  Based on the Company's business, its current financial condition, results of operations, competitive position, future prospects and the strategic objectives of the Company, including potential risks involved in achieving those prospects and objectives, and the current and anticipated developments in the general economy and the generic drug industry, the Special Committee believes, on the basis of its familiarity with these matters, that the consideration to be received by the Company's stockholders in the transaction fairly reflects the Company's intrinsic value, including its potential for future growth.

  Opinion of Financial Advisor

  The financial presentations of Merrill Lynch to the Special Committee, culminating in its final presentation on February 19, 2005, in connection with the Offer and the Merger, including the oral opinion of Merrill Lynch, delivered to the Special Committee that as of such date and, based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the holders of the Public Shares in the Offer and the Merger is fair from a financial point of view to such holders (the full text of the Merrill Lynch written opinion, dated February 20, 2005, is attached as Annex II hereto and should be read in its entirety). In evaluating Merrill Lynch's presentation, the Special Committee was aware that Merrill Lynch would receive the fees described under Item 5 of this Statement.

  Cash Tender Offer

  The Offer calls for a cash tender offer for all shares of Company Common Stock that is intended to close at the same time as the purchase of the Santo Shares, thereby enabling the Company's stockholders who accept the Offer, at the earliest possible time, to obtain cash in exchange for their shares of Company Common Stock and this opportunity will be available, upon satisfaction of the conditions to the Offer, to any and all stockholders who tender their shares and is not subject to any condition that a minimum number of shares be tendered.

  All-Cash Consideration

  The certainty of value represented by the all-cash consideration offered by Novartis and Merger Sub.

  Arm's-Length Negotiations; Highest Price; Premium to Santo Share price

  The terms of the Offer and Merger were the result of arm's-length negotiations conducted by the Special Committee, which is comprised of independent directors not affiliated with Santo, with the assistance of independent financial and legal advisors. After negotiations in which the Special Committee obtained increases in the price offered by Novartis from what was initially a range of between $25.00 and $28.00, it concluded that $31.00 was very likely the highest price that could be obtained from Novartis and that, based on Novartis' statements (including that $31.00 was its best and final price), further negotiation could have caused Novartis to abandon the acquisition of the Public Shares and attempt to proceed only with the acquisition of Hexal and/or the Santo Shares, leaving the holders of Public Shares with the prospect of having their shares acquired by Novartis pursuant to a transaction, the terms of which would be limited only by the Confidentiality Agreement (pursuant to which Novartis would be obligated to consummate a tender offer for the Public Shares at a price equal to the price per share paid for the Santo Shares). In addition, the Special Committee considered the fact that the $31.00 price per Public Share represented approximately $2.55 more than the price that Novartis was offering for the Santo Shares, including accrued interest through February 18, 2005 (based on the exchange rate and the interest rate provided for in the Santo Agreement, both as of the close of business on February 18, 2005, the most recent business day prior to the date that the Special Committee met to approve and recommend the Proposed Transaction).

  Majority of Public Shares to Approve or Disapprove the Merger

  The fact that the Merger Agreement and the Confidentiality Agreement provide that in the event that Novartis and Merger Sub purchase less than a majority of the Public Shares pursuant to the Offer, Novartis and Merger Sub will not be permitted to acquire the rest of the Public Shares pursuant to a merger or other involuntary business combination transaction prior to February 11, 2006 unless (1) a majority of the outstanding Public Shares vote in favor of such a transaction, or (2) Novartis has been able to acquire 90% of the outstanding Shares of the Company Common Stock through voluntary acquisitions (such as open market purchases or tender offers) and the consideration to be received in the Merger is equal to the Offer Price. This contractual feature is intended to permit a majority of the Public Shares to have the ability to approve or disapprove a merger to be effected prior to February 11, 2006, notwithstanding the fact that following the acquisition of the Santo Shares Novartis would otherwise be able to approve the Merger by itself and in this regard is similar to giving the holders of Public Shares the ability to vote on the merger since their choice to tender effects whether the merger will be completed but has the advantage that if a majority of the Public Shares tender, the non-tendering stockholders will still receive the same consideration as those who tendered. This structure gives all public stockholders the opportunity to receive the Offer Price for their shares, regardless of whether a majority of the Public Shares are tendered.

  Historical Market Price; Financial Criteria

  The Special Committee considered the Offer Price in relation to the historical market prices, recent trading activity and trading range of the shares of Company Common Stock, including the fact that the Offer Price represents a premium of approximately 25% over the $24.75 closing price of the shares of Company Common Stock on the Nasdaq National Market System on February 4, 2005, the last full trading day prior to the date on which the market initially reacted to rumors of a potential transaction involving the Company. In addition, the Special Committee considered the fact that the Offer Price represents a multiple of 5.37x the Company's 2005 estimated revenue and 12.7x the Company's 2005 estimated EBITDA, which compares favorably to public acquisitions that the Special Committee's financial advisors identified as reasonably comparable to the Proposed Transaction.

  Alternatives to the Proposed Transaction

  A review of the possible alternatives to the transactions contemplated by the Merger Agreement, including the possibility that Novartis would become the Company's majority stockholder pursuant to a transaction in which the Public Shares were not acquired, as well as the risks and uncertainties associated with those alternatives. In this regard, the Special Committee and the Board had been informed that Santo, the holder of approximately 67.5% of the shares of Company Common Stock was prepared to commit to sell its shares of Company Common Stock and Hexal to Novartis and had determined that the Proposed Transaction was the best available transaction.

  Effects of Hexal Transaction and/or a sale of the Santo Shares without the Proposed Transaction

  The effects on the Company's business that would result from Novartis purchasing Hexal independently from its acquisition of the Company or purchasing Hexal and the Santo Shares independently from the Public Shares, which the Special Committee and the Board had been advised were under consideration, including the impact on the Technology Agreement between Hexal and the Company and, if the Santo Shares were bought independently of the Public Shares, the effect of the Public Shares becoming a minority interest in a company owned by a competitor. Pursuant to the Confidentiality Agreement, if Novartis were to acquire the Santo Shares without acquiring the Public Shares, Novartis would be obligated to consummate a tender offer for the Public Shares at a price equal to the price per share paid for the Santo Shares.

  General Economic Climate

        The current regional, national and international economic climate.

  No Financing Condition; Funds Available; Parent Guaranty

  The fact that Parent's, Novartis' and Merger Sub's obligations under the Offer are not subject to any financing condition, the representations in the Merger Agreement that sufficient funds will be available to it for Merger Sub to consummate the Offer and the Merger, Parent's financial strength and Parent's guarantee of the obligations of Novartis and Merger Sub under the Merger Agreement.

  Reputation and Capabilities of Parent

  The business reputation and capabilities of Parent and its management.

  Ability to Respond to Unsolicited Proposals

  That, while the Company is prohibited under the Merger Agreement from soliciting or encouraging acquisition proposals, the Company may, at any time prior to the time Merger Sub accepts and pays for all Public Shares tendered pursuant to the Offer, furnish information, hold discussions and take related actions in respect of any such proposal received that was not solicited or knowingly encouraged by the Company if, after consultation with its outside counsel, the Special Committee determines that doing so is required in the proper exercise of its fiduciary duties.

  Abiiity to Change Recommendations

  The fact that, pursuant to the Merger Agreement, the recommendations of the Company's Board and the Special Committee to the Company's stockholders to accept and approve the Offer and for adoption of the Merger Agreement may be modified or withdrawn after the execution date of the Merger Agreement, if, after consultation with its outside counsel, the Special Committee determines that doing so is required in the proper exercise of its fiduciary duties.

  Risk of Unsatisfied Offer Conditions

  The risk that the conditions to the Offer may not be satisfied and, therefore, the Public Shares may not be accepted pursuant to the Offer and the Merger may not be consummated.

  The Merger Agreement

  The other provisions of the Merger Agreement, including the respective representations, warranties and covenants of the parties.

  Appraisal Rights

  The fact that stockholders who do not tender their shares pursuant to the Offer will have the right to dissent from the Merger (if the Merger occurs) and to demand appraisal of the fair value of their shares under the DGCL, whether or not a stockholder vote is required to approve the Merger. See Item 8—Additional Information—Appraisal Rights" below. In this regard, the Special Committee considered the complexity of the appraisal procedure and its counsel reviewed with the Special Committee some of the valuation methodologies that had been used in certain historical appraisal proceedings.

  Taxable Transaction

  The Special Committee considered that the consideration to be received by the holders of Company Common Stock in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

        Board of Directors.    In reaching its determination that each of the Offer and the Merger is fair to and in the best interests of the Company and its stockholders other than Santo, the Board considered the following factors, each of which, in the view of the Board, supported such determination:

  •
  the Special Committee consisted of independent directors appointed to represent the interests of the Company's stockholders (other than Santo);

  •
  the Special Committee retained and was advised by Merrill Lynch, as its independent financial advisor, to assist it in evaluating a potential transaction with Novartis;

  •
  the Special Committee retained and was advised by its own independent legal counsel;

  •
  the fact that the Offer Price and the terms and conditions of the Merger Agreement were the result of extensive arm's-length negotiations;

  •
  the fact that neither the Board nor the Special Committee was aware of any other firm offers for the merger or sale of the Company, the sale or transfer of all or any substantial part of the Company's assets or any purchase of the Company's securities that would result in the purchaser obtaining control of the Company;

  •
  the effects of the Hexal Transaction and/or a sale of the Santo Shares without the Proposed Transaction;

  •
  the factors referred to above as having been taken into account by the Special Committee, including the receipt by the Special Committee of the opinion of Merrill Lynch that, based upon and subject to the assumptions, limitations and qualifications stated therein, the consideration to be received by the holders of the Public Shares in the Offer and the Merger is fair from a financial point of view to such holders; and

  •
  the conclusions and recommendations of the Special Committee.

        The members of the Board evaluated the Offer and Merger in light of their knowledge of the business, financial condition and prospects of the Company and based upon the advice of their legal advisors.

        In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Offer and Merger to the Company's public stockholders, and the complexity of these matters, neither the Special Committee nor the Board found it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, neither the Special Committee nor the Board have undertaken to make any specific determination to assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

        The foregoing discussion of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board.

Opinion of Financial Advisor

        On February 19, 2005, the Special Committee held a meeting with its legal and financial advisors and discussed the negotiated terms of the proposed transactions, including the terms and conditions of the Offer and the Merger, the Santo Purchase and the Hexal Purchase. At the meeting, Merrill Lynch rendered an oral opinion to the Special Committee, which it confirmed in writing on February 20, 2005, that, as of such date and based upon and subject to the factors and assumptions set forth therein, $31 per share, net to the seller in cash (the "Consideration"), to be received by the holders of Public Shares pursuant to the Proposed Transaction is fair to such stockholders from a financial point of view. While Merrill Lynch did provide financial advice to the Special Committee, the decision to approve and recommend the Proposed Transaction was solely that of the Special Committee.

        The full text of the Merrill Lynch opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch, is included as Exhibit (a)(4) of this Statement and is incorporated herein by reference. The holders of Public Shares are urged to read the opinion in its entirety. The

Merrill Lynch opinion is for the use and benefit of the Special Committee and addresses only the fairness of the Consideration to be received by the holders of Public Shares from a financial point of view pursuant to the Proposed Transaction. The Merrill Lynch opinion does not address the merits of the underlying decision by the Company to engage in the Proposed Transaction, and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Company Common Stock pursuant to the Offer or how such stockholder should vote on the proposed Merger or any matter related thereto. In addition, the Merrill Lynch opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Public Shares. Also, the Merrill Lynch opinion does not, in any manner, relate to or constitute an opinion regarding the Hexal Purchase or the Santo Purchase. Finally, the Merrill Lynch opinion does not, in any manner, address the value to be received by Santo in the Santo Purchase as compared with the value to be received by the holders of Public Shares in the Proposed Transaction.

        In connection with the preparation of the opinion, Merrill Lynch, among other things:

  (1)
  Reviewed certain publicly available business and financial information relating to the Company that Merrill Lynch deemed to be relevant;

  (2)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Merrill Lynch by the Company;

  (3)
  Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

  (4)
  Reviewed the market prices and valuation multiples for the Company Common Stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

  (5)
  Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

  (6)
  Compared the proposed financial terms of the Proposed Transaction with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

  (7)
  Participated in certain discussions and negotiations among representatives of the Company and Novartis and their financial and legal advisors;

  (8)
  Reviewed the Merger Agreement;

  (9)
  Reviewed the Confidentiality Agreement and reviewed the Novartis certification, dated February 11, 2005;

  (10)
  Reviewed information provided to Merrill Lynch by Hexal in connection with the Hexal Purchase;

  (11)
  Reviewed information provided to Merrill Lynch by Santo and Novartis in connection with the Santo Purchase; and

  (12)
  Reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

        In preparing the opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company nor has it been furnished with any such evaluation or appraisal, nor did it evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company, Merrill Lynch assumed that they had been reasonably prepared and reflected the best then currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. The opinion of Merrill Lynch is necessarily based upon market, economic and other conditions as they exist and can be evaluated, and on the information made available to it as of the date of the opinion.

        In connection with the preparation of the opinion, Merrill Lynch has not been authorized by the Company or the Special Committee of the Board of Directors to solicit, nor has Merrill Lynch solicited, third-party indications of interest for the acquisition of all or any part of the Company.

        Merrill Lynch has no obligation to update its opinion to take into account events occurring after the date its opinion was delivered to the Special Committee. Circumstances could develop prior to consummation of the Proposed Transaction that, if known at the time Merrill Lynch rendered its opinion, would have altered its opinion.

        With respect to the "Public Comparables Analysis" described below, none of the publicly traded companies considered by Merrill Lynch are identical to the Company. Accordingly, a complete analysis of the results of the public comparables calculations cannot be limited to a quantitative review of the results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the publicly traded comparables, and other factors that could have affected the public trading dynamics of the publicly traded comparables, as well as that of the Company.

        With respect to the "Acquisition Comparables Analysis", "Generic Transactions Premiums Paid Analysis" and "Squeeze Out Premiums Paid Analysis" described below, none of the transactions considered by Merrill Lynch is identical to the Proposed Transaction. Accordingly, a complete analysis of the results of the respective calculations cannot be limited to a quantitative review of the results and involves complex considerations and judgments concerning differences in financial characteristics of the comparable transactions, and other factors that could have affected the comparable transactions, as well as the Proposed Transaction.

        The following is a summary of the financial analyses performed by Merrill Lynch in connection with the preparation of its opinion. This summary does not purport to be a complete description of the analyses underlying the Merrill Lynch opinion.

        Trading Range.    Merrill Lynch reviewed the historical performance of the shares of Company Common Stock based on a historical analysis of trading prices and trading volumes for the last 12 months, and observed that the 12-month high trading price of Company Common Stock was $45.25 and the 12-month low trading price of Company Common Stock was $21.05.

        Public Comparables Analysis.    Using publicly available information and estimates of future financial results published by Wall Street equity research analysts, Merrill Lynch compared financial and operating information and ratios for the Company with the corresponding financial and operating information for a group of publicly traded companies carrying on a significant portion of their business in the generic pharmaceuticals industries and that Merrill Lynch deemed to be reasonably comparable to the Company. For the purpose of its analyses, Merrill Lynch reviewed the following companies as the primary comparable companies to the Company:

Comparable Companies
—Barr Pharmaceuticals, Inc.;
—Mylan Laboratories, Inc.;
—IVAX Corporation;
—Watson Pharmaceuticals, Inc.;
—Andrx Corporation;
—Par Pharmaceutical Companies, Inc.;
—K-V Pharmaceutical Company; and
—Impax Laboratories, Inc.

        Merrill Lynch reviewed two distinct cases in connection with its public comparables analysis. First, it considered a case in which a formal technology agreement, through which the Company maintains a strategic relationship with Hexal, was renewed in 2007 (the "Case Including Hexal") and, second, it considered a case in which the agreement was not renewed (the "Case Excluding Hexal"). Based upon the Company's management's estimated 2005 earnings per share, and a 2005 earnings multiple range of 17.0x to 20.0x based upon an analysis of the publicly traded comparables, Merrill Lynch calculated an implied reference range for the Case Including Hexal of $23.46 to $27.60 per share. For the Case Excluding Hexal, based upon the Company's management's estimated 2005 earnings per share, and an adjusted 2005 earnings multiple range of 15.0x to 17.0x based upon an analysis of the publicly traded comparables, Merrill Lynch calculated an implied reference range of $20.70 to $23.46 per share.

        Acquisition Comparables Analysis.    Merrill Lynch reviewed prices paid in thirteen public acquisitions, which it judged to be reasonably comparable to the Proposed Transaction. The precedent transactions that Merrill Lynch considered for this analysis were:

Acquiror/Target
Perrigo Co./Agis Industries (1983) Ltd.
Sandoz GmbH (Novartis AG)/Sabex Inc.
IVAX Corporation/Kutnowskie Zaklady Farmaceutyczne Polfa SA (Polfa Kutno)
Pharmaceutical Resources, Inc. (Par Pharmaceutical Companies, Inc.)/Kali Laboratories Inc.
Teva Pharmaceutical Industries Ltd./SICOR Inc.
Novartis AG/Lek
Alpharma Inc./FH Faulding & Co. Ltd-Oral Pharmaceuticals Business
Barr Laboratories Inc./Duramed Pharmaceuticals Inc.
IVAX Corporation/Laboratorio Chile SA
Watson Pharmaceuticals Inc./Schein Pharmaceutical, Inc.
Teva Pharmaceutical Industries Ltd./Novopharm Ltd.
Teva Pharmaceutical USA Inc./Copley Pharmaceutical Inc.
Teva Pharmaceutical Industries Ltd./Pharmachemie BV

        Based upon the estimates provided by the Company's management of revenue for the fiscal year 2005, and a revenue multiple range of 2.0x to 4.0x based on the acquisition comparables, Merrill Lynch calculated an implied reference range for the Company of $13.06 to $23.69 per share.

        In addition, based upon estimates provided by the Company's management of EBITDA for the fiscal year 2005, and an EBITDA multiple range of 8.0x to 12.0x based on the acquisition comparables, Merrill Lynch calculated an implied reference range for the Company of $20.39 to $29.37 per share.

        Generic Transactions Premium Paid Analysis.    Merrill Lynch performed a premiums paid analysis for the Company based upon the review and analysis of the range of premiums paid in the acquisition of selected companies in the generic industry. The precedent transactions that Merrill Lynch considered for this analysis were:

Acquiror/Target
Perrigo Co./Agis Industries (1983) Ltd.
IVAX Corporation/Kutnowskie Zaklady Farmaceutyczne Polfa SA (Polfa Kutno)
Teva Pharmaceutical Industries Ltd./SICOR Inc.
Novartis AG/Lek
Barr Laboratories Inc./Duramed Pharmaceuticals Inc.
IVAX Corporation/Laboratorio Chile SA
Watson Pharmaceuticals Inc./Schein Pharmaceutical Inc.
Teva Pharmaceutical USA Inc./Copley Pharmaceutical Inc.

        Merrill Lynch reviewed the premiums paid in these transactions over the price of the applicable target stock at various dates before and on the approximate date on which the public became aware of the possibility of such transactions.

        Based upon the selected acquisition comparables, Merrill Lynch determined a range of premiums paid relative to the target company's stock price of 5% to 25% for one day prior to the announcement of the transaction and 10% to 30% for one month prior to the announcement of the transaction. In connection with these ranges and the February 4, 2005 closing price for the Company Common Stock (the last trading day before leaks surfaced in the media that Novartis and Hexal were having discussions about Novartis acquiring Hexal), Merrill Lynch calculated an implied reference range for the Company Common Stock of $25.98 to $33.66 per share.

        Squeeze Out Premiums Paid.    Merrill Lynch prepared a premiums paid analysis for the Company based upon the review and analysis of the range of premiums paid in the acquisition of selected companies in which publicly traded minority interests were "squeezed out". The precedent transactions that Merrill Lynch considered for this analysis were:

Transaction
Liberty Media Corp./UnitedGlobalCom Inc.
News Corp Inc./Fox Entertainment Group Inc.
Cox Enterprises Inc./Cox Communications Inc.
USA Interactive/Hotels.com
First Banks Inc./First Banks America Inc.
Samuel J. Heyman/International Specialty Products Inc.
USA Interactive/Ticketmaster
Network Associates Inc./McAfee.com Corp.
Xcel Energy Inc./NRG Energy Inc.
Limited Inc./Intimate Brands Inc.
Liberty Mutual Insurance Co./Liberty Financial Companies Inc.
Bacou SA/Bacou USA Inc.
Credit Suisse First Boston/CSFBdirect
Westfield America Trust/Westfield America Inc.
Enron Corp./Azurix Corp.

Ford Motor Co./Hertz Corp.
AXA Group/AXA Financial Inc.
Viacom Inc./Infinity Broadcasting Corp.
News Corp. Ltd./BHC Communications Inc.
Hartford Financial Services Group Inc./Hartford Life Inc.
Security Capital Group Inc./Homestead Village Inc.
BP Amoco PLC/Vastar Resources Inc.
Global Crossing Ltd./Ixnet Inc.
Healtheon/WebMD Inc./CareInsite Inc.
Thermo Electron Corp./Thermo Instrument Systems Inc.
Thermo Instrument Systems Inc./ThemoQuest Corp.
Thermo Instrument Systems Inc./Thermo Optek Corp.
Thermo Instrument Systems Inc./Thermo BioAnalysis Corp.

        Merrill Lynch reviewed the premiums paid for the publicly traded minority interests in these transactions over the pre-announcement stock price and determined a range of premiums paid relative to the target company's stock price of 10% to 20% as of February 4, 2005 (the last trading day before leaks surfaced in the media that Novartis and Hexal were having discussions about Novartis acquiring Hexal), and an implied reference range for the Company of $27.23 to $29.70 per share.

        Discounted Cash Flow Analysis.    Using estimates provided by the Company's management, Merrill Lynch performed discounted cash flow analyses of the Company for the fiscal years 2005 through 2009, inclusive. Discounted cash flow analyses are analyses of the present value of the projected unlevered free cash flows for the periods using the discount rates indicated. Unlevered free cash flows are cash flows that would, following the satisfaction of the Company's outstanding liabilities, be available for distribution to stockholders of the Company.

        The projections of terminal value EBITDA multiples were based upon Merrill Lynch's judgment and expertise. Merrill Lynch based these discounted cash flow analyses upon projections of terminal value EBITDA multiples for the calendar year 2009 ranging from 9.5x to 10.5x in the Case Including Hexal, and ranging from 8.5x to 9.5x in the Case Excluding Hexal.

        In each case, Merrill Lynch applied discount rates reflecting a weighted-average cost of capital based on an analysis of the Company and other comparable companies resulting in a range from 10.5% to 11.5%. After adjusting for the Company's current leverage, Merrill Lynch calculated an implied reference range for the Company for the Case Including Hexal of approximately $29.16 to $32.54 per share, and an implied reference range for the Company for the Case Excluding Hexal of $24.84 to $27.84 per share.

  (c)    Intent to Tender.

        After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director (other than Dr. Thomas Strüngmann) and affiliate (other than Santo and Hexal whose shares will be acquired pursuant to separate agreements with affiliates of Parent) of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all shares of Company Common Stock held of record or beneficially owned by such person or entity to Merger Sub in the Offer (other than shares of Company Common Stock such person or entity has the right to purchase by exercising stock options).

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        Merrill Lynch has been retained by the Special Committee to render an opinion as to the fairness from a financial point of view of the Merger Consideration to be received by the holders of Public

Shares in the Offer and the Merger. Pursuant to the terms of Merrill Lynch's engagement, the Company agreed to pay Merrill Lynch for its financial advisory services an initial fee of $1.25 million (the "Initial Fee"), which became payable on the day that the Proposed Transaction was publicly announced. In addition, if the Offer or other "qualifying transaction" is consummated, Merrill Lynch will be entitled to an additional fee for its financial advisory services, based on the number of Public Shares acquired by Novartis or its affiliates pursuant to the Offer or other "qualifying transaction" and the difference between the consideration paid for the Santo Shares and the Public Shares. If a majority of the Public Shares are purchased in the Offer or other "qualifying" transaction, the additional fee will be (i) 0.5% of the per-share consideration paid for the Santo Shares (the "Reference Price") times the number of Public Shares outstanding as of such consummation (on a fully diluted basis using the treasury stock method) (the "Reference Shares") plus (ii) 1.5% of the excess of the Offer Price over the Reference Price times the number of Reference Shares, less (iii) the Initial Fee (i.e., totaling approximately $4.6 million). However, if less than a majority of the Public Shares are purchased in the Offer or other "qualifying transaction", the additional fee will be equal to the greater of (i) $1 million and (ii) the sum of (x) 0.5% of the Reference Price times the number of Public Shares acquired by Novartis or its affiliates in the Proposed Transaction and (y) 1.5% of the excess of the Offer Price over the Reference Price times the number of Public Shares acquired by Novartis or its affiliates in the Proposed Transaction (i.e., up to approximately $2.6 million, but in no event less than $1.0 million).

        In addition, the Company has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses (including reasonable fees and disbursements of legal counsel) incurred during its engagement. If less than a majority of the Public Shares are tendered in the Offer, funds equal to the difference between the fee payable in (x) and the fee payable in (y) in the preceding sentence will be placed into an escrow account. Subject to certain conditions of Merrill Lynch's engagement, generally during the two years following consummation of the Offer on a quarterly basis the funds contained in the escrow will be released to Merrill Lynch in proportion to the number of shares that Novartis subsequently acquires, with the remainder of the funds in the escrow account to be released to Merrill Lynch at such time as Novartis acquires a majority of the Public Shares. To the extent there are any funds remaining in the escrow account at the end of the two-year period, such funds will be released to the Company.

        Merrill Lynch, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Merrill Lynch and its affiliates may actively trade or hold the securities of the Company and Novartis for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the holders of Public Shares on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

  (a)    Securities Transactions.

        The Company has not repurchased any shares of Company Common Stock on the open market within the past 60 days. None of the Company's executive officers, directors, affiliates or subsidiaries have purchased or sold shares of Company Common Stock in the last 60 days.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company' securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company. Except as set forth in this Statement or the Offer, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

Item 8.    Additional Information.

        Anti-takeover Statute.    As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 would prevent an "interested stockholder" (generally defined as a person owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board and the Special Committee have approved the business combination described in Item 4 above and the Santo Purchase and, therefore, the restrictions of Section 203, if applicable, are inapplicable to the Offer and the Merger and the transactions contemplated under the Merger Agreement.

        Appraisal Rights.    If the Merger is consummated, holders of shares of Company Common Stock who have not tendered their shares in the Offer or voted in favor of the Merger will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their shares. Holders of shares of Company Common Stock who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the Merger. In addition, such dissenting holders of Company Common Stock (the "Dissenting Stockholders") would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their shares (the "Dissenting Shares").

        In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that, under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

        Novartis may cause the surviving corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Merger. In this regard, holders of Company Common Stock should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including the opinion of Merrill Lynch & Co.) are not necessarily opinions as to fair value under Section 262.

        The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a majority of the Public Shares are tendered in the Offer and the Merger proceeds, then the applicable provisions of the DGCL will be provided to holders of Public Shares who did not tender shares into the Offer. Holders of shares of Company Common Stock who tender shares in the Offer or who vote in favor of the Merger will not have appraisal rights.

        Failure to follow the steps required by the applicable provisions of the DGCL for the preservation and exercise of appraisal rights may result in the loss of such rights.

  Regulatory Approvals.

  Antitrust

        United States.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of the Santo Shares and all of the Public Shares is subject to such requirements.

        Novartis has advised the Company that it filed a Notification and Report form with respect to the Santo Purchase and the Offer with the Antitrust Division and the FTC on or about March 7, 2005. Santo made a corresponding filing on or about the same date. On April 6, 2005, the FTC issued a request for additional information to both Novartis AG and to Santo. Novartis AG, Santo, and the Company are cooperating with the FTC's request for additional information. The waiting period applicable to the purchase of the Santo Shares and the Public Shares pursuant to the Offer will be extended until 11:59 p.m. New York City time on the thirtieth day after substantial compliance with such request by both Novartis AG and Santo, unless terminated earlier by the FTC. If the thirtieth day is on a weekend or holiday, the waiting period is extended until 11:59 p.m. on the next business day. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

        Expiration or early termination of the applicable waiting period under the HSR Act is a specific condition to the Offer, as it is a requirement of law for the consummation of the Offer. In addition, such expiration or early termination is effectively an indirect condition of the consummation of the Offer because such expiration is a condition to the consummation of the purchase of the Santo Shares under the Santo Agreement and one of the conditions to the Offer is the contemporaneous or immediately subsequent purchase by Novartis (or its designee) of the Santo Shares.

        The Antitrust Division and the FTC scrutinize the legality under the Antitrust Laws of transactions such as the acquisition of shares of Company Stock by Novartis pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Santo Shares and the Public Shares pursuant to the Offer or seeking the divestiture of the Santo Shares and the Public Shares so acquired or divestiture of the Company or of material assets of the Company or Novartis AG. Novartis AG, Santo, and the Company are cooperating with the FTC's review of the purchase of the Santo Shares and the Public Shares and the Company believes that the FTC's approval to consummate such transactions will be obtained. However, there can be no assurance that such a challenge to the Santo Purchase or the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

        Other Countries.    Novartis had advised the Company that regulatory approvals from the European Union, South Africa, and Turkey will be required prior to consummation of the transactions contemplated by the Hexal Agreement. Although the approvals from the European Union, South Africa, and Turkey are not specific conditions to the Offer, they are effectively indirect conditions to the consummation of the Offer as approval under certain other countries' antitrust or trade regulation laws is a condition to consummation of the transactions contemplated by the Hexal Agreement, and the closing of the Santo Purchase is conditioned upon the prior or contemporaneous closing of the transactions contemplated by the Hexal Agreement. Further, in the event that the approval of the European Union referred to above does not extend to the Santo Purchase and the Offer, regulatory approval will need to be obtained from Germany with respect to the Santo Purchase and the Offer. Parent has advised the Company that it and its affiliates are in the process of seeking such regulatory approvals (other than with respect to Germany, approval from which Parent has advised the Company will be sought if such approval becomes necessary). However, there can be no assurance that all such approvals will be obtained.

        Certain Litigation.    Subsequent to the public announcement of the execution of the Merger Agreement on February 21, 2005, eight purported class actions were filed—one in the Supreme Court of the State of New York and seven in the Court of Chancery of the State of Delaware—naming as defendants the Company, Novartis AG, Thomas Strüngmann, Ph.D., Bernhard Hampl, Ph.D., Mark R. Patterson, Frank F. Beelitz and Douglas M. Karp. (In three of those actions, Novartis was also named as a defendant, in two of those actions Merger Sub was also named as a defendant, and in one of those actions Santo was also named as a defendant.)

        The actions, purportedly on behalf of all public stockholders of the Company other than the defendants, in substance allege that the terms of the Offer and Merger are unfair to the Company's public stockholders because the value of Company's publicly held common stock is greater than the $31 per share price being offered to the Company's public stockholders in the Offer and the Merger. All of the complaints assert claims for breach of fiduciary duty and, in their prayers for relief, seek, inter alia, to enjoin the Offer and the Merger.

        The seven Delaware actions are captioned as follows: Ellen Wiehl v. Eon Labs, Inc., et al., C.A. No. 1116-N (Del. Ch. Feb. 22, 2005); Paulena Partners LLC v. Eon Labs, Inc., et al., C.A. No. 1117-N (Del. Ch. Feb. 22, 2005); Robert Kemp, IRRA v. Eon Labs, Inc., et al., C.A. No. 1119-N (Del. Ch. Feb. 22, 2005); Peter J. Calcagno v. Eon Labs, Inc., et al., C.A. No. 1125-N (Del. Ch. Feb. 23, 2005); Erste Sparinvest Kapitalanlagegesellschaft MBH v. Eon Labs, Inc., et al., C.A. No. 1134-N (Del Ch. Mar. 1, 2005); Huntsinger v. Eon Labs, Inc., et al., C.A. No. 1136-N (Del. Ch. Mar. 1, 2005); and Jason Hung v. Eon Labs, Inc. et al., C.A. No. 1139-N (Del. Ch. Mar. 3, 2005). The New York action is captioned as follows: Christopher Pizzo v. Novartis AG et al., No. 600680/05 (Sup. Ct. Feb. 23, 2005).

        On April 8, 2005, the plaintiff in the Huntsinger case voluntarily dismissed his claim without prejudice. That same day, the plaintiffs in the remaining Delaware actions requested that the Court consolidate the pending cases, and appoint Milberg Weiss Bershad & Schulman as lead counsel. The

Court granted plaintiffs' consolidation motion on April 12, 2005. There has been no further activity in the case.

        The Company and the individual defendants have until June 30, 2005, to answer, move, or otherwise respond to the complaint in the New York action.

        The Company and its directors believe that all of the actions are without merit and intend to vigorously defend them.

        Section 14(f) Information Statement.    The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's stockholders and the information therein is incorporated in this Statement by reference.

        Annual Report on Form 10-K.    For additional information regarding the business and financial results of the Company, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this Statement.

        Short-Form Merger Provisions.    Under Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares, Merger Sub will be able to effect the Merger after consummation of the Offer as a short form merger without a vote of the Company's stockholders. Pursuant to the Merger Agreement, if Merger Sub acquires at least 90% of the outstanding shares of Company Common Stock, the Company, Novartis and Merger Sub are required to take all necessary and appropriate action to consummate the Merger as soon as practicable, without a meeting of stockholders.

Item 9. Exhibits.

Exhibit No.	Description
Exhibit (a)(1)	Letter to Stockholders of Eon Labs, Inc., dated May 23, 2005, from Bernhard Hampl, Ph.D.
Exhibit (a)(2)	Offer to Purchase, dated May 23, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Novartis AG, Novartis Corporation and Zodnas Acquisition Corp. filed on May 23, 2005).
Exhibit (a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Novartis AG, Novartis Corporation and Zodnas Acquisition Corp. filed on May 23, 2005).
Exhibit (a)(4)	Opinion of Merrill Lynch & Co., dated February 20, 2005 (included as Annex II to this Statement).
Exhibit (a)(5)	Press Release issued by Eon Labs, Inc. on February 21, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(1)
Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis Corporation, Zodnas Acquisition Corp., an indirect, wholly owned subsidiary of Novartis Corporation, Eon Labs, Inc. and, for purposes of Section 10.12 only, Novartis AG (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).

Exhibit (e)(2)
Agreement for Purchase and Sale of Stock, dated as of February 20, 2005, by and among Novartis Corporation, Santo Holding (Deutschland) GmbH and for the purposes of Section 12 only, Novartis AG (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(3)
Confidentiality Agreement, dated as of February 11, 2005, between Eon Labs, Inc. and Novartis Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(4)	Section 14(f) Information Statement of Eon Labs, Inc., dated May 23, 2005 (included as Annex I to this Statement).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 23, 2005	EON LABS, INC.
	By:	/s/ WILLIAM F. HOLT Name: William F. Holt Title: Chief Financial Officer

Annex I

Eon Labs, Inc.
1999 Marcus Avenue
Lake Success, New York 11042

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about May 23, 2005 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Eon Labs, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the Company's obligations to appoint members to the Company's Board of Directors (the "Board") as designated by Novartis Corporation, a New York corporation ("Novartis"). On February 20, 2005, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Novartis, Zodnas Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Novartis ("Merger Sub"), and, solely with respect to its guarantee of Novartis's and Merger Sub's compliance with covenants and obligations thereunder, Novartis AG ("Parent"). Pursuant to the Merger Agreement, Merger Sub will commence a tender offer (the "Offer") to purchase all of the issued and outstanding shares of the Company's common stock, par value $0.01 per share ("Company Common Stock"), at a purchase price of $31.00 per share (the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer"). Because the shares of Company Common Stock owned by Santo Holding (Deutschland) GmbH ("Santo") and Hexal AG ("Hexal") will be acquired pursuant to separate agreements, effectively the Offer is being made for all of the issued and outstanding shares not held by Santo or Hexal. Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Merger Sub and Novartis with the Securities and Exchange Commission (the "SEC") on May 23, 2005.

        In connection with the execution of the Merger Agreement, Novartis, Santo and Parent entered into an Agreement for Purchase and Sale of Stock (the "Santo Agreement"), pursuant to which Novartis agreed to purchase, and Santo agreed to sell, all of the shares of the Company held by Santo (the "Santo Shares," such transaction, the "Santo Purchase"), representing approximately 67.5% of the outstanding shares of Company Common Stock, for €1.3 billion (approximately $1.75 billion) in cash, plus interest from January 1, 2005 through the closing of the Santo Purchase at an annualized rate of 1% of the three-month Euro Interbank Offering Rate (EURIBOR), on the terms and subject to the conditions set forth therein.

        The Offer is not conditioned upon any minimum number of shares being tendered, but is contingent upon the contemporaneous (or immediately subsequent) closing of the Santo Purchase pursuant to the Santo Agreement. In addition to certain customary conditions, the closing of the Santo Purchase is conditioned on the acquisition by Novartis (Deutschland) GmbH of all of the outstanding shares and partnership interests of Hexal AG ("Hexal"), including shares held directly and indirectly by Dr. Thomas Strüngmann, the Chairman of the Board of Directors of the Company and an indirect significant stockholder of Santo, and Dr. Andreas Strüngmann, an indirect significant stockholder of Santo. Additionally, the Santo Purchase is subject to the receipt of certain applicable regulatory approvals, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Following the completion of the Offer and the purchase of the Santo Shares, if a majority of the outstanding shares of Company Common Stock other than the Santo Shares are purchased in the

Offer, any remaining shares of Company Common Stock will be acquired by Merger Sub and, in accordance with Delaware General Corporation Law (the "DGCL"), Merger Sub will be merged with and into the Company.

        The Merger Agreement provides that upon consummation of the Offer, if less than a majority of the Public Shares are tendered in the Offer, the Confidentiality Agreement, dated February 11, 2005, between the Company and Novartis (which currently restricts the ability of Novartis and its affiliates to acquire shares of Company Common Stock other than the Santo Shares (the "Public Shares") without approval of a majority of the special committee of independent board members, which was appointed to review the Offer and the Merger, and of the Company's Board of Directors) will be amended to provide that Novartis and its affiliates will be permitted to make acquisitions of Public Shares that are voluntary to the holders of Public Shares (such as by means of legally permissible open market purchases or tender offers), but, prior to February 11, 2006, Novartis and Merger Sub will not be permitted to cause a merger transaction (or other business combination) to be effected which would cancel Public Shares unless (i) a majority of the outstanding Public Shares vote in favor of such a transaction or (ii) Novartis and its subsidiaries, at that time, own at least 90% of the outstanding Company Common Stock; provided, that the consideration to be received by the holders of Public Shares in any such transaction described in (ii) above must be at least equal to $31.00 per Public Share. Following the completion of the Offer and until the earlier of the consummation of the Merger and February 11, 2006, Novartis and Merger Sub are required to use their reasonable best efforts to keep the Company Common Stock quoted for trading on the NASDAQ National Market unless the Company is no longer required to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or no longer satisfies NASDAQ's listing standards (other than standards entirely within the Company's control).

        At the effective time of the Merger, each issued and outstanding share of Company Common Stock (other than shares owned by Parent, any of its subsidiaries (including Merger Sub) or any of its affiliates, any shares held in the treasury of the Company and shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL, relating to dissenters' rights of appraisal) will be converted into the right to receive an amount equal to the Offer Price. Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Novartis.

        The Offer, the Merger and the Merger Agreement are more fully described in the Statement, which was filed by the Company with the SEC on May 23, 2005 and which is being mailed to stockholders of the Company along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth in this Information Statement supplements certain information set forth in the Statement. Information set forth in this Information Statement related to Novartis, Merger Sub or Novartis's Designees (as defined below) has been provided to the Company by Novartis, and the Company assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

        Pursuant to the Merger Agreement, Merger Sub commenced the Offer on Monday, May 23, 2005. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, June 20, 2005, unless Merger Sub extends it.

GENERAL

        Company Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Company Common

Stock is entitled to one vote. As of May 16, 2005 there were 88,895,564 outstanding shares of Company Common Stock, of which Novartis and Merger Sub owned no shares.

RIGHT TO DESIGNATE DIRECTORS AND MERGER SUB'S DESIGNEES

        The Merger Agreement provides that, subject to compliance with applicable law, from and after the consummation of the Offer (the "Appointment Time"), Novartis shall be entitled to designate each member of the Board ("Novartis's Designees"), and the Company shall promptly take all actions necessary to cause Novartis's Designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors and, prior to the consummation of the Offer, removing any potential restrictions on the ability of any of Novartis's Designees to serve on the Board; provided, that if Novartis shall have purchased in the Offer (including in any subsequent offering period) at least a majority of the Public Shares, then until the effective time of the Merger, Novartis and Merger Sub shall allow the members of a special committee of independent directors of the Board (the "Special Committee") or their designees, who shall be deemed the "Special Committee" for all purposes of the Merger Agreement, to remain on the Board. If both of the members of the Special Committee shall be unable or unwilling to remain on the Board and neither shall have designated a replacement, Novartis shall be permitted to replace such members with other independent directors who shall be deemed the "Special Committee" for all purposes of the Merger Agreement; provided, however, that such independent directors designated by Novartis shall not have the authority to reduce the Merger Consideration.

        Novartis's Designees will be selected by Novartis from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of Novartis's Designees currently is a director of, or holds any positions with, the Company. Novartis and Merger Sub have advised the Company that, to the best of Novartis's and Merger Sub's knowledge, except as set forth below, none of Novartis's Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Novartis, Merger Sub and the Company that have been described in the Schedule TO or the Statement.

        The name, age, citizenship, present principal occupation or employment and five-year employment history as of May 16, 2005 of each of the individuals who may be selected as Novartis's Designees are set forth below:

Name	Age	Citizenship	Principal Occupation and Five-Year Employment History
Terrence Barnett	61	Great Britain	Vice Chairman of the Board of Directors, President and Chief Executive Officer of Novartis Corporation since 2000.
Urs Naegelin	57	Switzerland	Executive Vice President and Chief Financial Officer of Novartis Corporation since 2000. In addition, Mr. Naegelin serves as a Director and Vice President of Zodnas Acquisition Corp.
Andreas Rummelt	48	Germany
Chief Executive Officer of Sandoz GmbH since 2004.
			Prior to becoming CEO of Sandoz, Mr. Rummelt was Head of Global Technical Operations at Novartis Pharma AG from 1994 to 2004 and was a Member of the Pharma Executive Committee.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

        The Company's Restated Certificate of Incorporation provides that the Board shall be divided into three classes, each class of the same or nearly the same number of directors and each elected for a three-year term. The term of Class III directors is scheduled to expire at the 2005 Annual Meeting of Stockholders, the term of Class I directors is scheduled to expire at the 2006 Annual Meeting of Stockholders and the term of Class II directors is scheduled to expire at the 2007 Annual Meeting of Stockholders.

Biographical Information for Directors

Class I Directors

        Frank F. Beelitz    (age 61) has been a Director since February 2002. Mr. Beelitz has been the General Partner of Beelitz & Cie, an investment banking advisory firm, since July 2000. Mr. Beelitz was a Managing Director of Lehman Brothers Inc. and was a member of the management board and co-head of Lehman Brothers Bankhaus AG from July 1993 to July 2000. Prior to joining Lehman Brothers Inc., Mr. Beelitz was a Managing Director with Salomon Brothers Inc. and a member of the management board and co-head of Salomon Brothers AG for seven years. Mr. Beelitz received a degree in banking from Bethmann Schule and received a Certificat d'Etudes Francaises from the Universite de Grenoble, France.

        Douglas M. Karp    (age 49) has been a Director since October 2002. Mr. Karp has been the Managing Partner and Co-Chief Executive Officer of Tailwind Capital Partners (and its predecessor Thomas Weisel Capital Partners) since April 2003. Mr. Karp was the Managing Partner of Pacific Partners LLC, a private equity and advisory firm focused on communications, media and technology companies, from August 2000 until April 2003. Prior to joining Pacific Partners, Mr. Karp was a Managing Director and member of the Operating Committee at E.M. Warburg Pincus & Co., LLC where he was responsible for a private equity portfolio of approximately $14 billion and focused on communications and media companies and financial restructurings from May 1991 to August 2000. Prior to joining Warburg, he served as a Managing Director of Mergers and Acquisitions at Salomon Brothers Inc. from October 1986 to May 1991. In addition to the Company, Mr. Karp serves on the Board of Directors of Primus Telecommunications Group, Inc. and several private companies. Mr. Karp received a B.A. degree from Yale University and a J.D. from Harvard Law School.

Class II Director

        Thomas Strüngmann, Ph.D.    (age 55) has served as the Company's Chairman of the Board since September 1995. Dr. Strüngmann co-founded Hexal in 1986 and has served as its Co-Chief Executive Officer and Co-President since then. Dr. Strüngmann served as Chief Executive Officer of Durachemie GmbH from April 1979 to May 1986. Dr. Strüngmann received a B.S. degree in economics from the University of Munich and a Ph.D. from the University of Augsburg, Germany.

Class III Directors

        Bernhard Hampl, Ph.D.    (age 55) has served as the Company's Chief Executive Officer since October 1995 and a Director since September 1995. In January 1996, Dr. Hampl became the Company's President. From May 1995 to October 1995, Dr. Hampl was employed by Hexal to evaluate the possibility of establishing a U.S. subsidiary. From April 1980 until May 1995, Dr. Hampl held various positions with both Cyanamid GmbH and its business unit Durachemie GmbH, including: Department Head of Research and Development, where he was responsible for research and development activities in Germany for the medical, agricultural and veterinary business of Cyanamid GmbH; Technical Director, where he was responsible for quality, manufacturing, logistics, research and development; and Plant Director. Dr. Hampl was significantly involved in an internal task force formed to restructure the European operations of Cyanamid GmbH. Dr. Hampl received his Bachelor's Degree in Pharmaceutical Sciences and a Ph.D. in Pharmaceutical Chemistry from Ludwig Maximillian University of Munich.

        Mark R. Patterson    (age 53) has been a Director since October 2002. Mr. Patterson has served as the Chairman of MatlinPatterson Global Advisers LLC, which manages $2.8 billion in distressed investment funds, since July 2002. From March 1994 to July 2002, he was a Managing Director of Credit Suisse First Boston Corporation, and served as its Vice Chairman from 2000 to 2002. In addition to the Company, Mr. Patterson is on the Board of Oxford Automotive, Inc. and NRG Energy, Inc. Mr. Patterson received degrees in law and economics from South Africa's Stellenbosch University and an MBA from New York University's Stern School of Business.

Biographical Information for Non-Director Executive Officers and Other Members of Senior Management

        William F. Holt    (age 61) has served as the Company's Vice President, Finance, Secretary, Treasurer and Chief Financial Officer since November 1995. Prior to joining the Company, Mr. Holt was Chief Financial Officer for Pavion Limited and Yorx International, Inc. and held a variety of financial positions with American Cyanamid Company. Earlier, he was an audit manager with Coopers & Lybrand. Mr. Holt received a B.S. degree from Seton Hall University.

        Frank J. Della Fera, R.Ph.    (age 47) has served as the Company's Vice President, Sales and Marketing since October 1996. Prior to joining the Company, Mr. Della Fera held several positions in the field of sales and marketing, including the position of Senior Regional Sales Director for Dura Pharmaceuticals, Inc. from November 1990 to October 1996. Mr. Della Fera served in management and business development capacities for Ben Venue Laboratories, Inc. and American Regent Laboratories Inc. He began his career with Eli Lilly and Company as a field sales representative and was promoted to Hospital Sales Specialist during his tenure. Mr. Della Fera received a B.S. degree in Pharmacy from the College of Pharmacy, St. John's University.

        Sadie M. Ciganek    (age 54) has served as the Company's Vice President, Regulatory Affairs since August 1995. From May 1993 to August 1995, Ms. Ciganek served as the Company's Director, Quality Assurance. Prior to joining the Company, Ms. Ciganek held positions with American Cyanamid Company in the area of clinical supplies, including Manager, Global Clinical Supplies, from August 1982 to May 1993. Ms. Ciganek received a B.S. degree in chemistry from Slippery Rock University.

        Pranab K. Bhattacharyya, Ph.D.    (age 66) has served as the Company's Vice President, Quality Management and Analytical Services since August 1996. From September 1995 to August 1996, Dr. Bhattacharyya served as the Company's Vice President, Quality Management. Dr. Bhattacharyya has over 25 years of experience in the pharmaceutical industry in quality control, compliance and regulatory submissions. Prior to joining the Company, Dr. Bhattacharyya was employed with Hoffmann-LaRoche Inc. for 20 years, where he served in several managerial positions in pharmaceutical research and quality control. Dr. Bhattacharyya received B.S. and M.S. degrees in Physics from Calcutta University, India and a Ph.D. in Physical Chemistry from Columbia University.

        David H. Gransee    (age 53) has served as the Company's Controller and Assistant Secretary since its inception in 1992. Prior to joining the Company, Mr. Gransee had over 15 years of financial experience, including positions with Arthur Andersen & Co. as a Staff Auditor and with IC Industries. At IC Industries, Mr. Gransee held positions in the Corporate Audit Department, as well as management positions with its multi-national subsidiary Abex Corporation. Mr. Gransee received a B.S. degree in accounting from DePaul University.

        William B. Eversgerd    (age 63) has served as one of the Company's Vice Presidents since its inception in 1992 and has served as the Company's Vice President, Plant Facilities since December 1995. Prior to joining the Company, Mr. Eversgerd had over 20 years experience in various areas in the pharmaceutical industry. Mr. Eversgerd received a B.S. degree from Southern Illinois University.

        Jeffrey S. Bauer, Ph.D.    (age 43) has served as the Company's Vice President, Business Development since December 2001. Dr. Bauer served as Director, R&D/Strategic Development for IVAX Pharmaceuticals, Inc. from January 2001 to December 2001. From November 1998 to January 2001, he was Director, Technical Affairs for Zenith Goldline Pharmaceuticals, Inc. (a wholly owned subsidiary of IVAX Corporation). Dr. Bauer was Vice President, Active Pharmaceutical Ingredients for IVAX Corporation from 1997 to November 1998. Dr. Bauer held positions with Applied Analytical Industries, Inc. from January 1994 to December 1997, including most recently the position of Technical Director, New Business Development. Dr. Bauer received a B.S. degree in Biology from Tufts University, a M.S. degree in Forensic Toxicology from Duquesne University and a Ph.D. in Pharmacology from the University of North Carolina at Chapel Hill.

        Leon Shargel, Ph.D., R.Ph.    (age 63) has served as the Company's Vice President, Biopharmaceutics since April 2001. Dr. Shargel has been an Adjunct Associate Professor in the Department of Pharmaceutical Sciences at the University of Maryland since July 1995. Prior to joining the Company, Dr. Shargel was Vice President and Technical Director with the National Association of Pharmaceutical Manufacturers from November 1997 to April 2001. From April 1996 to November 1997, Dr. Shargel was Senior Research Pharmacist at Johns Hopkins Bayview Medical Center. Dr. Shargel has written over 100 publications, including several textbooks in pharmacy. Dr. Shargel received a B.S. in Pharmacy from the University of Maryland and a Ph.D. degree in Pharmacology from the George Washington University Medical Center.

        Rathnam Kumar    (age 53) has served as the Company's Vice President, Manufacturing since August 2002. Mr. Kumar served as the Company's Director of Manufacturing and Validations from September 2000 to August 2002, as the Company's Director of Formulations and Process Development from August 1996 to March 1999 and as the Company's Manager of New Technologies from April 1995 to August 1996. From April 1999 to September 2000, he was Vice President of Research and Development with Able Laboratories, Inc. Mr. Kumar received a B.S. degree in Chemistry from the University of Bombay in India.

        Shashank Upadhye    (age 35) has served as the Company's Vice President, Intellectual Property Counsel since September 2004. Prior to joining the Company, Mr. Upadhye was associated with Lord, Bissell & Brook from June 2003 to August 2004, where he had extensive involvement in Hatch Waxman proceedings for patent and regulatory litigation and served as the primary appellate brief writer for two Supreme Court and three Federal Circuit cases. From May 2000 to June 2003, Mr. Upadhye was associated with Sonnenschein, Nath & Rosenthal where he served as a brief writer in three Federal Circuit cases with extensive involvement in ANDA generic drug patent infringement cases. From August 1998 to April 2000, he served as the Patent and Trademark Counsel to Cook Group, Inc. Mr. Upadhye was an Adjunct Professor of Patent Law at Purdue University in the latter half of 1999. Mr. Upadhye was Co-Editor of the Patent Law Journal (Aspen Law Press) and has eight full-length law review articles and one newspaper article published. Mr. Upadhye received B.S. and B.A. degrees from Brock University of Ontario, Canada, a J.D. from the New England School of Law and a L.L.M. degree in Intellectual Property from The John Marshall Law School.

CORPORATE GOVERNANCE

Board of Directors

        The Board is comprised of Drs. Hampl and Strüngmann and Messrs. Beelitz, Karp and Patterson. The Board has determined that Messrs. Karp and Patterson are independent as defined by applicable listing standards of the National Association of Securities Dealers, Inc. (the "NASD") and the standards set forth by the SEC. A majority of the Board is not comprised of independent directors because, under NASD rules, a controlled company is exempt from this requirement. The Company is a controlled company because more than 50% of the Company's voting power is held by Santo.

        The Board met seven times in 2004. No incumbent director attended fewer than 75% of the total number of meetings of the Board and the committees of which he was a member. Although the Company has no formal meeting attendance policy, it is the expectation of the Company that all Board members attend every Board meeting and the meetings of the committees on which they sit, unless special circumstances require they be excused. Last year, all directors attended the Company's 2004 Annual Meeting of Stockholders.

        Stockholders may communicate with an individual director or the Board as a whole via mail addressed to: c/o Eon Labs, Inc., 1999 Marcus Avenue, Lake Success, New York 11042, Attention: Christopher P. LoSardo. Communications so received will be forwarded to the Board.

Board Committees and Meetings

        In addition to the Special Committee of the Board formed in connection with the Offer, the Board has designated two committees: the Audit Committee and the Compensation Committee. In 2004, the Audit Committee met seven times and the Compensation Committee met two times.

        Messrs. Karp and Patterson comprise the Company's Audit Committee, both of whom are independent of the Company and its management, as defined by the applicable listing standards of the NASD and the standards set forth by the SEC. The Board has determined that both members of the Audit Committee are audit committee financial experts, as defined by applicable SEC guidelines, having attained such expertise through the education and experience discussed in the respective member's biographical information under "Biographical Information for Directors." Mr. Beelitz was a member of the Audit Committee until March 14, 2005, when he resigned his position. At such time, the Company provided notice to Nasdaq that it was not in compliance with the requirement under NASD listing standards that listed companies maintain an audit committee of at least three members. Under these standards, the Company has until the earlier of its next annual stockholder meeting or March 14, 2006 to comply with NASD audit committee requirements.

        The Audit Committee is empowered to exercise all powers and authority of the Board with respect to the Company's annual audit, accounting policies, financial reporting, transactions with affiliates and internal control over financial reporting. In February 2004, the Board restated the Audit Committee's charter. The charter specifies the scope of the Audit Committee's responsibilities and how it carries out those responsibilities. A copy of the restated charter is attached as Appendix A to the Company's annual proxy statement for its 2004 annual meeting.

        Drs. Hampl and Strüngmann and Messrs. Karp and Patterson comprise the Compensation Committee. This Committee is empowered to exercise all powers and authority of the Board with respect to compensation of the employees of the Company (including compensation of the chief executive officer, other executive officers, and Board members), as well as make recommendations regarding the issuance of stock options under the Company's 2001 Stock Option Plan and 2003 Stock Incentive Plan (collectively, the "Stock Option Plans") and such other incentive compensation plans as may be adopted in the future by the Option Subcommittee of the Compensation Committee. Because

the Company is a controlled company, it is exempt from the requirement under NASD rules that its Compensation Committee be composed solely of independent directors.

        Messrs. Karp and Patterson comprise the Option Subcommittee of the Compensation Committee. This subcommittee is empowered to administer the Company's Stock Option Plans and to grant options and other stock-based awards under the Stock Option Plans. In 2004, the Option Subcommittee met two times.

        The Company does not have a separate nominating committee because, under NASD rules, a controlled company is not required to establish a separate nominating committee. Director nominees are selected by the entire Board in connection with recommendations received from Board members and in accordance with the Company's Restated Certificate of Incorporation. Additionally, pursuant to the terms of the Merger Agreement, after the consummation of the Offer, Novartis will be entitled to designate each member of the Board, and the Company will be required to promptly take all actions necessary to cause Novartis's designees to be so elected, as more fully described above. The Board does not have a formal charter or process for identifying and evaluating director nominees, nor does it have specific minimum qualifications that nominees must meet. The Board believes that it is appropriate for director nominees to be evaluated by the Board on a case by case basis. Stockholders may nominate candidates for director by following the procedures described in the Bylaws and any such nominees will be considered and evaluated in the same manner as those nominated by the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,
MANAGEMENT AND DIRECTORS

        The following table sets forth certain information known to the Company regarding the beneficial ownership of Company Common Stock as of May 16, 2005 for:

  •
  each person known by the Company to beneficially own more than 5% of Company Common Stock;

  •
  each of the Company's directors;

  •
  the Company's chief executive officer and each of the Company's four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 (referred to herein as "Named Executive Officers"); and

  •
  all of the Company's directors and executive officers as a group.

        Novartis and Merger Sub have advised the Company that, to the best of Novartis's and Merger Sub's knowledge, none of Novartis's nominees or their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company.

        Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Company Common Stock that could be issued upon the exercise of outstanding options held by that person that are currently exercisable or exercisable within 60 days of May 16, 2005 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person.

        Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 88,895,564 shares of Company Common Stock outstanding on May 16, 2005.

Number of Shares Beneficially Owned on May 16, 2005

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (#)	Percentage of Company Common Stock Beneficially Owned (%)
Stockholders Owning Approximately 5% or More
Santo Holding (Deutschland) GmbH Konigstrasse la 70173 Stuttgart, Germany	60,000,000	67.5
Thomas Strüngmann, Ph.D.(1) Industriestrasse 25, 83607 Holzkirchen, Germany	60,137,122	67.7
Andreas Strüngmann, M.D.(2) Industriestrasse 25, 83607 Holzkirchen, Germany	60,137,122	67.7
Current Directors and Named Executive Officers(3)
Bernhard Hampl, Ph.D.(4), (5)	1,175,000	1.3
Thomas Strüngmann, Ph.D.(1)	60,137,122	67.7
William F. Holt(4), (5)	521,000	*
Frank J. Della Fera, R.Ph.(4), (5)	182,000	*
Jeffrey S. Bauer, Ph.D.(4), (5)	50,000	*
Sadie M. Ciganek (4), (5)	48,800	*
Frank F. Beelitz (4), (5)	48,000	*
Douglas M. Karp (4), (5)	48,000
Mark R. Patterson (4), (5), (6)	71,000	*
All of the Company's current executive officers and directors as a group (15 persons)	62,439,122	70.2

*
Represents beneficial ownership of less than one percent of Company Common Stock.

(1)
Includes 60,000,000 shares held by Santo and 137,122 shares held by Hexal. By virtue of his control of Santo and Hexal, Thomas Strüngmann, Ph.D. may be deemed to be a beneficial owner of all shares held by Santo and Hexal. Dr. Thomas Strüngmann disclaims beneficial ownership of these shares.

(2)
Includes 60,000,000 shares held by Santo and 137,122 shares held by Hexal. By virtue of his control of Santo and Hexal, Andreas Strüngmann, M.D. may be deemed to be a beneficial owner of all shares held by Santo and Hexal. Dr. Andreas Strüngmann disclaims beneficial ownership of these shares.

(3)
Unless otherwise indicated, the address of each director and named executive officer is c/o Eon Labs, Inc., 1999 Marcus Avenue, Lake Success, New York 11042.

(4)
Includes shares of Company Common Stock issuable upon exercise of options granted under the Company's 2001 Stock Option Plan that are vested and exercisable within 60 days of May 16, 2005.

(5)
Includes shares of Company Common Stock issuable upon exercise of options granted under the Company's 2003 Stock Incentive Plan that are vested and exercisable within 60 days of May 16, 2005.

(6)
Includes 23,000 shares Mr. Patterson purchased on the open market.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth summary information concerning the total compensation awarded to or earned by each of the Named Executive Officers in the years ended December 31, 2004, 2003 and 2002.

		Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Paid Salary ($)	Bonus Earned in 2004, Paid in 2005 ($)	All Other Compensation ($)(1)		Securities Underlying Options/SARs (#)
Bernhard Hampl, Ph.D., President and Chief Executive Officer	2004 2003 2002	330,750 313,343 298,154	1,000,000 1,250,000 1,000,000	6,150 6,000 5,500		150,000 65,000 60,000
William F. Holt, VP, Finance, Secretary, Treasurer and Chief Financial Officer	2004 2003 2002	211,996 199,190 177,077	290,000 350,000 330,000	6,150 6,000 5,500		60,000 40,000 35,000
Frank J. Della Fera, R.Ph., Vice President, Sales and Marketing	2004 2003 2002	211,364 200,930 181,962	210,000 200,000 185,000	6,150 6,000 5,500		40,000 40,000 35,000
Jeffrey S. Bauer, Ph.D., Vice President, Business Development	2004 2003 2002	187,425 177,520 169,424	162,000 190,000 70,000	6,150 6,000 25,500	(2)	50,000 25,000 50,000
Sadie M. Ciganek, Vice President, Regulatory Affairs	2004 2003 2002	188,017 179,887 153,500	129,000 75,000 70,000	6,150 6,000 4,581		20,000 25,000 20,000

(1)
Consists of contributions to the Named Executive Officer's 401(k) account.

(2)
Consists of relocation reimbursement expenses.

Stock Option Grants Table

        The following table sets forth certain information concerning individual grants of options to purchase Company Common Stock made to the Named Executive Officers during 2004. These figures do not represent the Company's estimate or projection of future Company Common Stock prices.

	Stock Option Grants in 2004 Individual Grants
		Percentage of Total Options Granted to Employees in 2004(%)
	Number of Securities Underlying Options Granted				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)
Name			Exercise Price Per Share ($)
				Expiration Date	5%	10%
Bernhard Hampl, Ph.D.	150,000	29.4118	29.32	02/23/2014	2,764,921	7,006,301
William F. Holt	60,000	11.7647	29.32	02/23/2014	1,105,968	2,802,520
Frank J. Della Fera, R.Ph.	40,000	7.8431	29.32	02/23/2014	737,312	1,868,347
Jeffrey S. Bauer, Ph.D.	50,000	9.8039	29.32	02/23/2014	921,640	2,335,434
Sadie M. Ciganek	20,000	3.9216	29.32	02/23/2014	368,656	934,173

Aggregate Stock Option Exercise Table

        The following table sets forth information regarding the exercise of options by the Named Executive Officers during 2004. The table also shows the number and value of unexercised options held by the Named Executive Officers as of December 31, 2004. The values of unexercised options are based on a fair market value of $27.00 per share of Company Common Stock on December 31, 2004.

			Number of Securities Underlying Options at December 31, 2004(#)		Value of Unexercised In-The-Money Options at December 31, 2004($)(2)
Name	Shares Acquired on Exercise (#)	Value Realized (#)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Bernhard Hampl, Ph.D.	230,000	7,042,653	1,121,000	326,000	28,611,732	2,274,480
William F. Holt	100,000	2,888,350	495,000	166,000	12,520,814	1,358,430
Frank J. Della Fera, R.Ph.	84,000	2,488,360	160,000	146,000	3,662,620	1,358,430
Jeffrey S. Bauer, Ph.D.	20,000	397,026	30,000	150,000	440,350	1,416,000
Sadie M. Ciganek	10,800	393,863	36,800	84,000	661,210	808,800

(1)
The values realized are based on the fair market value of Company Common Stock on the date of exercise less the option exercise price.

(2)
The values are based on the fair market value of Company Common Stock on December 31, 2004, less the applicable option exercise price.

Director Compensation

        Directors who are not employed by the Company receive $4,000 for each Board meeting attended and $2,500 for each committee meeting held on a date different than a Board meeting. The Company also reimburses directors for reasonable expenses in connection with attending Company Board and committee meetings. The Company may, in its discretion, grant stock options and other equity awards to non-employee directors from time to time pursuant to stock incentive plans. Additionally, Messrs. Karp and Patterson, who comprise the Special Committee of the Board formed in connection with the Offer, are each entitled to $45,000 for their service on such committee, in addition to receiving $2,500 per meeting thereof.

Compensation Committee Interlocks and Insider Participation

        The Compensation Committee, which is responsible for the compensation policies of the Company with respect to its executive officers, was comprised during the year ended December 31, 2004 of Drs. Strüngmann and Hampl and Messrs. Karp and Patterson. Dr. Hampl is the Company's President and Chief Executive Officer. Dr. Strüngmann is the Co-Chief Executive Officer and Co-President of Hexal. See "Certain Relationships and Related Transactions" for information regarding certain transactions between the Company and Dr. Strüngmann. None of these individuals serves as a member of the board of directors or on the compensation committee of any company that has another individual who is an executive officer serving on the Board or its Compensation Committee.

Employment Agreements with CEO and Other Named Executive Officers

        As of February 11, 2005, the Company entered into amended and restated employment agreements with Bernhard Hampl, Ph.D., William F. Holt and Jeffrey S. Bauer, Ph.D. and an employment agreement with Frank J. Della Fera. Pursuant to the respective terms of these agreements: Dr. Hampl, serves as the President, Chief Executive Officer and Director of the Company, Mr. Holt

serves as the Vice President Finance, Secretary, Treasurer and Chief Financial Officer of the Company, Dr. Bauer serves as the Vice President, Business Development of the Company; and Mr. Della Fera serves as the Vice President, Sales and Marketing of the Company. Dr. Hampl's, Mr. Holt's, Dr. Bauer's and Mr. Della Fera's annual base salaries as of February 2, 2004 were $330,750, $211,996, $187,425 and $211,364, respectively. Each current employment agreement provides the Board with the discretion to increase such amounts. Each of these agreements provide for a three-year term of employment commencing on February 11, 2005.

        Notwithstanding the employment term described above, each of the aforementioned executives' employment will end on the earlier to occur of: (i) a termination of their employment due to death or disability; (ii) a termination by the Company with or without cause; or (iii) a termination by the executive with or without good reason.

        Upon any termination of employment, Dr. Hampl, Mr. Holt, Dr. Bauer and Mr. Della Fera are entitled to all amounts accrued but unpaid through the date of termination with respect to salary, any unpaid bonus for the fiscal year that ended prior to the date of termination and any accrued but unused vacation days and unreimbursed expenses.

        In addition to the payments in the previous paragraph, prior to a change in control, upon a termination of employment by the Company without cause or by the executive for good reason, Dr. Hampl, Mr. Holt, Dr. Bauer and Mr. Della Fera are each entitled to: (i) an amount equal to 12 months' salary (less any applicable withholding or similar taxes) at the rate in effect on the date of such termination, such amount to be payable in substantially equal monthly installments from the date of such termination through the date two months from end of the Company's fiscal year following the year of such termination (the "Severance Term"); (ii) an aggregate amount equal to the bonus payable or paid to the executive in respect of the completed fiscal year which has ended prior to the date of termination, payable in substantially equal monthly installments during the Severance Term; (iii) a lump-sum payment equal to 12 times the monthly cost of health continuation coverage for the executive and his dependents, as provided under COBRA and as determined on the date of termination; and (iv) vesting of all options that would have otherwise vested in the 12 months after such termination assuming no termination has occurred.

        If such termination by the Company without cause or by Dr. Hampl, Mr. Holt, Dr. Bauer or Mr. Della Fera with good reason occurs in connection with, or following a change in control, in lieu of the aforementioned amounts, the executives are each entitled to: (i) a lump-sum payment equal to two times (a) current annual base salary and (b) the bonus received the year prior to such termination; (ii) a lump-sum payment equal to 24 times the monthly cost of health benefits; and (iii) immediate vesting of all outstanding options. Good reason is defined to include delivery by the executive of written notice of resignation at any time and for any reason during the period commencing on the nine-month anniversary of a change in control and ending on the 11-month anniversary of such change in control. Dr. Hampl, Mr. Holt, Dr. Bauer and Mr. Della Fera are also entitled to full 280G gross-up protection such that they will receive additional gross-up payments to make them whole in the event that taxes are imposed under Section 4999 of the Internal Revenue Code of 1986, as amended.

        Dr. Hampl's, Mr. Holt's, Dr. Bauer's and Mr. Della Fera's agreements also contain one-year non-competition and non-solicitation provisions following a termination of employment.

        Additionally, on February 11, 2005, the Company entered into an amended and restated employment agreement with Sadie M. Ciganek. Pursuant to the terms of the amended and restated employment agreement, Ms. Ciganek serves as the Vice President, Regulatory Affairs of the Company. Ms. Ciganek's annual base salary as of February 2, 2004 was $188,017 and her current employment agreement provides the Board with the discretion to increase such amount. Ms. Ciganek's agreement has a three-year term commencing on February 11, 2005.

        Notwithstanding the employment term described above, Ms. Ciganek's employment will end on the earlier to occur of: (i) a termination of their employment due to death or disability; or (ii) a termination by the Company with or without cause.

        Upon any termination of employment, Ms. Ciganek is entitled to all amounts accrued but unpaid through the date of termination with respect to salary, any unpaid bonus for the fiscal year that ended prior to the date of termination and any accrued but unused vacation days and unreimbursed expenses.

        In addition to the payments in the previous paragraph, upon a termination of employment by the Company without cause prior to a change in control, Ms. Ciganek is entitled to: (i) an amount equal to 12 months salary (less any applicable withholding or similar taxes) at the rate in effect on the date of such termination, such amount to be payable in substantially equal monthly installments from the date of such termination through the Severance Term; (ii) an aggregate amount equal to the bonus payable or paid to Ms. Ciganek in respect of the completed fiscal year which has ended prior to the date of termination, payable in substantially equal monthly installments during the Severance Term; (iii) a lump-sum payment equal to 12 times the monthly cost of health continuation coverage for Ms. Ciganek and her dependents, as provided under COBRA and as determined on the date of termination; and (iv) immediate vesting of all options that would have vested in the 12 months after such termination.

        Upon a termination of employment by the Company without cause following a change in control, in lieu of the aforementioned amounts, Ms. Ciganek is entitled to: (i) a lump-sum payment equal to two times (a) current annual salary and (b) the bonus received the year prior to such termination; (ii) a lump-sum payment equal to 24 times the monthly cost of health benefits; and (iii) immediate vesting of all outstanding options.

        Ms. Ciganek's agreement also contains one-year non-competition and non-solicitation provisions following a termination of employment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Prior to the reorganizational mergers described below, Santo owned 100% of the outstanding capital stock of Hexal Pharmaceuticals, Inc. ("HPI"), a Delaware corporation. Santo is under common control with Hexal, the second largest generic pharmaceutical company in Germany. The Company is a party to joint development and technology agreements with Hexal. In September 1995, HPI acquired 50% of the Company's outstanding capital stock. In December 2000, HPI indirectly acquired the remaining 50% of the Company's outstanding capital stock through its acquisition of 100% of the outstanding capital stock of Eon Holdings, Inc. ("EHI"). On May 21, 2002, the Company was combined with HPI and EHI into a single entity through a series of reorganizational mergers. As a result, Santo owns a majority of the outstanding Company Common Stock.

        Thomas Strüngmann, Ph.D., the Chairman of the Board of the Company and the Co-Chief Executive Officer and Co-President of Hexal, is an indirect significant stockholder and director of Santo, a privately held entity that owns 60,000,000 shares of Company Common Stock, representing approximately 67.5% of the Company's outstanding capital stock. Dr. Strüngmann is an indirect significant stockholder and member of the board of directors of Hexal, a privately held entity, which owns 137,122 shares of Company Common Stock, representing ownership of approximately 0.15% of the Company's outstanding capital stock. Therefore, Dr. Strüngmann may be deemed to be the beneficial owner of 60,137,122 shares of Company Common Stock, representing ownership of approximately 67.7% of the Company's outstanding capital stock. Dr. Strüngmann disclaims beneficial ownership of these shares.

Transactions between Eon Labs, Inc. and Hexal AG

        In 2004, the Company had net sales of $2.2 million of products to subsidiaries of Hexal. The Company purchased products and supplies from Hexal and its subsidiaries in the aggregate of $2.1 million in 2004.

        The Company has an agreement with Hexal regarding Cyclosporine. Pursuant to that agreement, the Company has been granted an exclusive and perpetual license to use patented technology from Hexal and pays Hexal a royalty on its sales of Cyclosporine, which was developed using that licensed technology. Pursuant to that agreement's royalty arrangement, the Company expensed $3.2 million in 2004.

        In March 2003, the Company memorialized its agreement with Hexal regarding the sale of Cyclosporine products to a third party. Pursuant to that agreement the Company has been granted an exclusive license to use patented technology from Hexal to sell Cyclosporine to the third party outside of the United States, which was developed using that licensed technology. The Company makes royalty payments to Hexal on such sales as described above. The Company also sells the active pharmaceutical ingredient cyclosporine to the third party and retains an administrative fee from such sales, forwarding the remainder to Hexal. Pursuant to this agreement, the Company was obligated to forward $0.6 million to Hexal in connection with such sales made in 2004.

        In March 2002, the Company entered into a five-year technology agreement with Hexal. Pursuant to that agreement, Hexal cooperates with the Company with respect to the development, manufacture and sale in the United States of, and the sharing of certain information relating to, certain generic pharmaceutical products that Hexal develops. At the Company's request, it has the right of first refusal to purchase or license from Hexal, at a fair and reasonable price, the U.S. sales and marketing rights with respect to any generic pharmaceutical products that Hexal develops. The Company has entered into several underlying product agreements for the rights to several products. The Company expensed $1.0 million in 2004 as provided in the underlying agreements.

        During 2004, Hexal incurred certain miscellaneous expenses on behalf of the Company totaling $0.1 million. The Company reimbursed Hexal accordingly. Also during 2004, the Company incurred miscellaneous expenses on behalf of Hexal and Santo of $0.6 million and $0.1 million, respectively. The Company has been reimbursed from Hexal and Santo for these expenditures.

        It is the Company's current policy that all transactions or series of transactions with officers, directors, 5% stockholders and their affiliates in which the amount exceeds $60,000 be entered into only if they are approved by the Audit Committee, are on terms no less favorable to the Company than could be obtained from unaffiliated parties and are reasonably expected to benefit the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Executive officers, directors and greater-than-10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

        During the year ended December 31, 2004, three Forms 4 were filed in an untimely manner on behalf of Frank F. Beelitz, relating to six transactions in Company Common Stock or options to purchase Company Common Stock. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company or written representations that any such reports were timely filed or that no such reports were required, during the year ended December 31, 2004, all other Section 16(a) filing requirements applicable to its executive officers, directors, and greater-than-10% beneficial owners were satisfied.

Annex II

February 20, 2005

Special Committee of the Board of Directors
Eon Labs, Inc.
1999 Marcus Avenue
Lake Success, NY 11402

Members of the Special Committee of the Board of Directors:

        Novartis Corporation ("Novartis"), Zodnas Acquisition Corp., an indirect, wholly owned subsidiary of Novartis ("Merger Sub"), Eon Labs, Inc. (the "Company") and for purposes of Section 10.12 of the Agreement (as defined below) only, Novartis AG ("Parent") propose to enter into an Agreement and Plan of Merger, dated as of February 20, 2005 (the "Agreement"), pursuant to which and subject to the terms and conditions contained in the Agreement (i) Merger Sub would commence a tender offer (the "Tender Offer") for all outstanding shares of the common stock, par value $.01 per share, of the Company (the "Company Shares"), other than Company Shares owned by Santo (as defined below) (the "Public Shares") for $31.00 per share, net to the seller in cash (the "Consideration"), and (ii) Merger Sub would, upon fulfillment or waiver of certain conditions (including the condition that a majority of the Public Shares be purchased in the Tender Offer) be merged with and into the Company, and the separate existence of Merger Sub shall cease (the "Merger"), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury, or held by Parent or any of its subsidiaries or as to which dissenter's rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction." We understand that contemporaneously with the execution of the Agreement, Novartis, Santo Holding (Deutschland) GmbH ("Santo") and Parent are entering into an agreement for the purchase by Novartis of Company Shares owned by Santo (the "Santo Transaction").

        You have asked us whether, in our opinion, the Consideration to be received by the holders of Public Shares pursuant to the Transaction is fair to such stockholders from a financial point of view.

        In arriving at the opinion set forth below, we have, among other things:

  (1)
  Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  (2)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

  (3)
  Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

  (4)
  Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5)
  Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6)
  Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

  (7)
  Participated in certain discussions and negotiations among representatives of the Company and Novartis and their financial and legal advisors;

II-1

  (8)
  Reviewed the Agreement;

  (9)
  Reviewed the confidentiality agreement, dated February 11, 2005, between the Company and Novartis and reviewed the Novartis certification, dated February 11, 2005;

  (10)
  Reviewed information provided to us by Hexal AG ("Hexal") in connection with the proposed acquisition by Parent or its subsidiaries of Hexal (the "Hexal Transaction");

  (11)
  Reviewed information provided to us by Santo and Novartis in connection with the Santo Transaction; and

  (12)
  Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best then currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

        In connection with the preparation of this opinion, we have not been authorized by the Company or the Special Committee of the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

        We are acting as financial advisor to the Special Committee of the Board of Directors in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as securities of Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer or how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Public Shares. Also, this Opinion does not, in any manner, relate to or constitute an opinion regarding the proposed Hexal Transaction or the proposed Santo Transaction. Finally, this Opinion does not, in any manner, address the value to be received by Santo in the Santo Transaction as compared with the value to be received by the holders of Public Shares in the Transaction.

        On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Public Shares pursuant to the Transaction is fair to such stockholders from a financial point of view.

Very truly yours,
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

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INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (a)(1)	Letter to Stockholders of Eon Labs, Inc., dated May 23, 2005, from Bernhard Hampl, Ph.D.
Exhibit (a)(2)	Offer to Purchase, dated May 23, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Novartis AG, Novartis Corporation and Zodnas Acquisition Corp. filed on May 23, 2005).
Exhibit (a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Novartis AG, Novartis Corporation and Zodnas Acquisition Corp. filed on May 23, 2005).
Exhibit (a)(4)	Opinion of Merrill Lynch & Co., dated February 20, 2005 (included as Annex II to this Statement).
Exhibit (a)(5)	Press Release issued by Eon Labs, Inc. on February 21, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(1)
Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis Corporation, Zodnas Acquisition Corp., an indirect, wholly owned subsidiary of Novartis Corporation, Eon Labs, Inc. and, for purposes of Section 10.12 only, Novartis AG (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(2)
Agreement for Purchase and Sale of Stock, dated as of February 20, 2005, by and among Novartis Corporation, Santo Holding (Deutschland) GmbH and for the purposes of Section 12 only, Novartis AG (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(3)
Confidentiality Agreement, dated as of February 11, 2005, between Eon Labs, Inc. and Novartis Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(4)	Section 14(f) Information Statement of Eon Labs, Inc., dated May 23, 2005 (included as Annex I to this Statement).

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SIGNATURE
Eon Labs, Inc. 1999 Marcus Avenue Lake Success, New York 11042
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
GENERAL
RIGHT TO DESIGNATE DIRECTORS AND MERGER SUB'S DESIGNEES
CURRENT DIRECTORS AND EXECUTIVE OFFICERS
CORPORATE GOVERNANCE
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND DIRECTORS
Number of Shares Beneficially Owned on May 16, 2005
EXECUTIVE COMPENSATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
INDEX TO EXHIBITS